
05007445

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Landesbank Rheinland-Pfalz

*CURRENT ADDRESS


PROCESSED
APR 26 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4930 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/26/05

LRP 2004



ANNUAL REPORT

Development of operating profit
LRP Group

€ millions

- Operating profit before risk provisions
- Operating profit after risk provisions
- Net income for the year
- Distribution



250
200
150
100
50
0

Long-term ratings

Moody's	Aa1
Standard & Poor's	AA
Fitch	AAA
Japan Credit Rating Agency	AAA

Pfandbrief ratings

Moody's	Aaa
Standard & Poor's	AAA

Business volume
LRP Group

€ billions

- Other assets
- Securities
- Claims



2000
2001
2002
2003
2004
80
70
60
50
40
30
20
10
0

	%
Return on Equity	6.0*
Cost-Income Ratio	52.5
Principle I Ratio	12.1
Total Capital Ratio (BIS)	12.5
Core Capital Ratio (BIS)	8.1

* Newly defined RoE taking further elements of capital into account (previous year (adjusted) 6.3 %)

Key figures for the past five years
LRP Group

€ millions

	2000	2001	2002	2003	2004
Business volume	71,158	77,513	75,670	73,680	**76,599**
Total assets	63,871	69,809	65,801	65,566	**67,711**
Claims	39,154	44,284	42,141	42,670	**40,682**
Securities	20,863	21,511	19,546	19,069	**23,846**
Liabilities	29,972	32,847	29,129	28,188	**31,899**
Certificated liabilities	27,330	29,959	29,537	30,164	**29,447**
Total capital funds	2,610	3,030	3,255	3,270	**3,175**
Operating profit	193	157	144	192	**131**
Net income for the year	96	100	75	90	**80**
Employees (annual average)	1,998	2,034	1,961	1,942	**1,848**


10
8
6
4
2
0

DAX 30 — Dow Jones 30
(chart in thousands)

Yield of federal government bonds ("Bunds")
with a maturity of ten years
(chart in %)


80
82
84
86
88
90
92
94
96
98
00
02
04


1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50

— Euro in US-dollars

Long-term development of capital market rates





LRP Landesbank Rheinland-Pfalz

Member of the LBBW Group

With the compliments of

The Managing Board of
LRP Landesbank Rheinland-Pfalz

Contents

THE MANAGING BOARD



Werner Fuchs
Member of the Managing Board

Responsibilities:
- Savings Banks, Local Authorities, Bank Services
- Credit Department Corporates, Structured Finance, Administration
- Credit Department Financial Institutions, Sovereigns, Trade Finance
- Real Estate Loans
- State Trust Agency



Dr. Friedhelm Plogmann
Chairman of the Managing Board

Responsibilities:
- Central Staff Units, Corporate Communications
- Group Steering and Control
- Personnel and Administration
- Legal, Taxes, Participations
- Internal Auditing
- Organization and Information Technology
- Corporates, Financial Institutions, Sovereigns, Trade Finance
- Structured Finance



Paul K. Schminke
Member of the Managing Board

Responsibilities:
- Real Estate Customers National
- Real Estate Customers International
- Investment Banking
- Treasury
- Luxembourg Branch

PREFACE BY THE MANAGING BOARD

Ladies and Gentlemen, dear Business Partner,

The structural and economic problems of the German economy also persisted in 2004 and continued to weigh on the German banking industry. In addition to the weak market situation and lower margins, special expenses made to secure the Bank's future affected our income. Due to these factors, we did not reach all of our business and balance sheet targets, but at € 80 million, net income for the year was still satisfactory.

2004 was a year of important decisions for the future of LRP. The withdrawal of Westdeutsche Landesbank (WestLB) as a shareholder of LRP with effect from 4 October 2004 paved the way for a reorganization of our ownership structure. After a transitional period during which the two remaining guarantors, the Savings Banks and Giro Association of Rheinland-Pfalz and Landesbank Baden-Württemberg (LBBW), held 80 % and 20 % of the nominal capital, respectively, a 100 % parent-subsidiary structure with LBBW was established with effect from 1 January 2005. Landes-Bausparkasse Rheinland-Pfalz, which had successfully been managed as a division of the Bank for over 30 years, was spun off and is now a separate entity under the ownership of the Savings Banks Associations of Rheinland-Pfalz and Baden-Württemberg.

The new ownership structure enables LRP to continue its successful business policy as an independently operating company also after the abolition of the guarantee obligation. As an integral part of the LBBW Group, LRP acts in particular as a bank for medium-sized enterprises with a clearly defined profile, own market presence and focus on consulting-oriented corporate finance business, real-estate business and comprehensive support of the Rheinland-Pfalz savings banks as well as public-sector and promotion business especially in Rheinland-Pfalz.

With our new ownership structure, the joint liability scheme of the German savings banks organization and the improved cost efficiency we paved the way for an "A" category rating. On this basis, we want to improve the Bank's profitability to a sustained Return on Equity of 15 % before taxes and help to increase the value of the LBBW Group as an independent financial institution in the years to come.

Together with our group companies, we will continue to be an efficient partner of our clients. Our competent employees are committed to the shared success of our business partners and our Bank.

Yours faithfully,



DR. FRIEDHELM PLOGMANN



WERNER FUCHS



PAUL K. SCHMINKE

Statement of Financial Condition

Financial Statements


5
4
3
2
1
0
-1
United States
Eurozone
Germany

Growth rate of
gross domestic product (GDP)
%

Statement of Financial Condition of LRP and the Group

Disappointing Economic Development

Growth figures of 1.6 % in Germany and 2.0 % in the eurozone mean that the macroeconomic development remained behind original expectations. While the economic situation in the eurozone and in particular in Germany initially continued to stabilize thanks to strong stimulation from the world economy, rapidly growing global energy requirements resulted in a marked rise in oil prices in the second half of the year which put an increasing burden on economic growth in all regions and slowed down the extraordinary export boom. Due to continued high unemployment and uncertainty among companies because of the bad experiences made in previous years, the domestic economy remained subdued. In contrast to past economic cycles, a self-sustaining recovery consequently failed to materialize. In Germany, domestic demand was particularly weak. The continued debate about the German government's long-term reform policy led to unusually restrained consumer spending, while German companies saw little need for increased capital spending. As a result, economic sentiment deteriorated, not least because of the high number of insolvencies, until the end of the year.

In contrast to the eurozone, the US economy was supported by very expansionary monetary and fiscal policy and remained relatively robust throughout the year. Against this background, the Fed started to cautiously increase the key interest rates in small steps in the summer months. In view of moderate wage increases and low domestic price pressure, the European Central Bank, in contrast, adopted a wait-and-see attitude and left the main refinancing rate unchanged at 2.0 %. The development of capital market interest rates largely reflected the economic trend: An increase in the first half of the year was followed by a decline which almost reached previous lows by the end of the year. The stock markets showed no clear trend with share prices recovering slightly at the end of the year.

The charts are not part of the audited Statement of Financial Condition.

LRP Group's Net Income for the Year € 80 Million

This statement of financial condition illustrates the Group's development. The attached tables show the corresponding figures for the development of the Bank's business volume and earnings.

The following companies have been fully consolidated in the Group's financial statements:

- LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg,
- LB Rheinland-Pfalz Finance B.V., Amsterdam,
- Meridian Vermögensverwaltungsgesellschaft mbH, Mainz,
- LRP Capital GmbH, Mainz.

The Group's 2004 financial statements include for the last time Landes-Bausparkasse Rheinland-Pfalz (LBS), which operated as a legally dependent division of the Bank and prepared separate financial statements since it started business at the end of 1973. With effect from 1 January 2005, LBS was spun off from the Bank's assets and established as an independent institution under public law domiciled in Mainz under the name of LBS Landesbausparkasse Rheinland-Pfalz.

Income Influenced by Special Factors

Moderate volume growth, reduced contributions from maturity transformation due to the flat yield curve, lower contributions from the investment in non-interest-bearing liabilities due to the continued low level of interest rates as well as a further increase in funding costs affected the Group's net interest income. Moreover, the redemption of own issues above par contributed to the decline in income. The Group's net interest income amounted to € 375.9 million (previous year € 385.6 million).

Statement of Income of the Group

	31 Dec. 2004	31 Dec. 2003	Changes
	€ millions	€ millions	%
Net interest income	**375.9**	385.6	- 2.5
Net commission income	**60.9**	82.1	- 25.8
Net income from trading activities	**29.1**	15.3	90.2
General administrative expenses	**247.3**	235.2	5.1
Other operating expenses/income	**4.7**	9.4	- 50.0
Operating profit before risk provisions/ adjustments	**223.3**	257.2	- 13.2
Risk provisions/adjustments	**91.8**	65.5	40.2
Operating profit	**131.5**	191.7	- 31.4
Extraordinary expenses	**15.2**	11.5	32.2
Taxes on income and revenues	**- 3.7**	59.6	- 106.2
Distribution for silent participations	**40.0**	30.6	30.7
Net income for the year	**80.0**	90.0	- 11.1

At € 60.9 million, net commission income was down on the previous year. This was particularly due to lower commission income from lending activities among others, because of the margin development (and/or a decrease in non-recurrent income) in credit derivatives business. Net commission income from securities transactions also declined as a result of lower sales as well as the transfer of the securities settlement operations to LBBW last year.

Compared to the previous year, net income from trading activities doubled to € 29.1 million in 2004 with all trading units contributing to this gratifying development. At € 23.0 million, trade in interest rate products made the strongest contribution. Income from foreign exchange transactions came in at € 3.5 million, while net income from equity trading reached € 2.6 million.

Statement of Income of the Bank

	31 Dec. 2004	31 Dec. 2003	Changes
	€ millions	€ millions	%
Net interest income	**345.0**	337.7	2.2
Net commission income	**48.2**	67.6	- 28.7
Net income from trading activities	**14.0**	17.2	- 18.6
General administrative expenses	**221.1**	210.5	5.0
Other operating expenses/income	**4.5**	6.0	- 25.0
Operating profit before risk provisions/ adjustments	**190.6**	218.0	-12.6
Risk provisions/adjustments	**68.7**	44.5	54.4
Operating profit	**121.9**	173.5	- 29.7
Extraordinary result	**15.2**	11.5	32.2
Taxes on income and revenues	**- 4.5**	51.8	- 108.7
Distribution for silent participations	**40.0**	30.6	30.7
Net income for the year	**71.2**	79.6	- 10.6

Administrative expenses rose by 5.1 % to € 247.3 million. This included personnel expenses in the amount of € 161.3 million; the decline in wages and salaries was more than offset by a strong increase in social security and pension expenses. Operating expenses including depreciation on fixed assets amounted to € 86.0 million.

After other operating expenses/income of € 4.7 million, the Group's operating profit was down approximately 13.2 % on the previous year to € 223.3 million (previous year € 257.2 million).

Adequate Risk Provisions

We maintained our strict valuation policy with respect to risk provisions and other adjustments and established adequate provisions for all discernible risks. At € 91.8 million, net allocations to risk provisions and other adjustments were up on the previous year. Net allocations to credit risk provisions amounted to € 74.2 million. Allocations to individual value adjustments mainly reflected cyclically induced increased counterparty risks in Germany and abroad. Country risk provisions were established to the extent permissible under tax law. Due to a decrease in the basis of calculation for countries with discernible default risks the amount of risk provisioning was reduced accordingly in the year under review.

Net Income for the Year Declined

Due to numerous special factors, operating profit declined to € 131.5 million. Extraordinary expenses in an amount of € 15.2 million essentially comprised restructuring expenses for the transfer of the securities settlement operations to LBBW.

The € 3.7 million tax credit shown for the Group was attributable to several factors not relating to the year under review, including in particular the unavoidable release of provisions due to tax assessment notes for past years, tax refunds from government tax audits of past equity investments as well as the required release of deferred taxes, all of which was set off against expenses incurred in the current fiscal year. After distribution to silent participations in the amount of € 40.0 million, the Group generated a still satisfactory net income for the year of € 80.0 million.

The Bank's net income amounted to € 71.2 million. Pursuant to the Bank's statutes, € 7.1 million were allocated in advance to its reserves. The proposal for the allocation of profits called for € 19.4 million to be distributed as a net dividend to the owners. This amount has already been paid out as an advanced dividend in 2004. € 44.7 million will be added to the Bank's reserves from retained earnings (including LBS), while € 47.0 million were allocated to LRI's reserves in the individual financial statements.

Business Volume Appropriately Increased

As of the balance sheet date, the Group's business volume amounted to € 76.6 billion (previous year € 73.7 billion), up 4.0 % on the previous year. At € 67.7 billion (previous year € 65.6 billion), the Group's total assets increased by a moderate 3.3 % based on our selective and margin-oriented lending policy, whereas risk-weighted assets declined by 2.3 %. LRP accounted for approximately 82 % of consolidated total assets, meaning that it continued to dominate the business development of the Group as a whole.

Selective Lending Policy

While maintaining our return and risk-oriented lending policy in the Group, we stabilized our credit volume of € 61.7 billion at the previous year's level. Apart from loans and securitized claims, this also includes guarantees and irrevocable credit commitments. Claims on banks decreased to € 20.7 billion. At € 20.0 billion, claims on customers were slightly down on the previous year. More than half of this amount, i.e. € 11.4 billion, were accounted for by public-sector and mortgage loans. Total exposure to the Rheinland-Pfalz savings banks came to € 6.2 billion.

Trust Assets Declining

The decline of trust assets by approximately € 710 million in the past business year is mainly due to measures undertaken by the State of Rheinland-Pfalz to increase the overall rate of interest on housing assets. To this end, claims resulting from loans granted under the promotion of housing construction were contributed to credit institutions against the granting of a silent participation, whereas others were sold to a state-owned institution under public law. These claims will continue to be administered by the State Trust Agency Rheinland-Pfalz (Landestreuhandstelle Rheinland-Pfalz).

Balance Sheet of the Group

	31 Dec. 2004	31 Dec. 2003	Changes
	€ millions	€ millions	%
Assets			
Claims on banks	**20,652.8**	21,968.3	- 6.0
Claims on customers	**20,028.9**	20,701.4	- 3.2
Securities	**23,846.5**	19,069.0	25.1
Equity investments in affiliated and non-affiliated companies	**387.9**	421.7	- 8.0
Trust assets	**1,290.0**	2,003.8	- 35.6
Other assets	**1,504.6**	1,401.9	7.3
Liabilities			
Liabilities to banks	**19,444.5**	16,864.3	15.3
Liabilities to customers	**12,454.7**	11,324.0	10.0
Certificated liabilities	**29,447.3**	30,164.3	- 2.4
Trust liabilities	**1,290.0**	2,003.8	- 35.6
Total capital funds	**3,174.9**	3,270.1	- 2.9
Other liabilities	**1,899.3**	1,939.6	- 2.1
Total assets	**67,710.7**	65,566.1	3.3
Contingent liabilities	**4,669.4**	3,253.2	43.5
Other commitments	**4,219.3**	4,860.8	- 13.2
Business volume	**76,599.4**	73,680.1	4.0

Significantly Increased Securities Portfolio

The Group's securities portfolio was selectively increased by 25 % to € 23.8 billion. The portfolio primarily comprised €-denominated fixed-rate securities with residual maturities of less than five years. On the balance sheet date, securities held in the investment portfolio totalled € 8.3 billion, securities held as liquidity reserve amounted to € 12.8 billion and the trading portfolio accounted for € 2.7 billion. On the balance sheet date, unrealized valuation reserves in the securities portfolio totalled € 374.8 million.

Balance Sheet of the Bank

	31 Dec. 2004	31 Dec. 2003	Changes
	€ millions	€ millions	%
Assets			
Claims on banks	**19,637.5**	21,737.1	- 9.7
Claims on customers	**18,891.4**	19,577.2	- 3.5
Securities	**15,462.7**	12,626.3	22.5
Equity investments in affiliated and non-affiliated companies	**736.7**	752.9	- 2.2
Trust assets	**1,290.0**	2,003.8	- 35.6
Other assets	**1,314.4**	1,273.6	3.2
Liabilities			
Liabilities to banks	**13,698.7**	12,855.2	6.6
Liabilities to customers	**12,234.2**	11,293.6	8.3
Certificated liabilities	**25,424.4**	27,033.4	- 6.0
Trust liabilities	**1,290.0**	2,003.8	- 35.6
Capital funds	**2,955.6**	3,059.5	- 3.4
Other liabilities	**1,729.8**	1,725.4	0.3
Total assets	**57,332.7**	57,970.9	- 1.1
Contingent liabilities	**7,835.9**	6,043.4	29.7
Other commitments	**4,123.6**	4,610.5	- 10.6
Business volume	**69,292.2**	68,624.8	1.0

Securities classified as current assets, i.e. the trading portfolio and the liquidity reserve, are valued according to the strict lower of cost or market principle. Write-offs on securities held in the investment portfolio are limited to the repayment value. Write-ups are limited to the repayment value or the lower acquisition costs.

High Total Volume of Issues

Our on-balance sheet business was funded by own issues as well as by liabilities to banks and customers. At € 29.4 billion, certificated liabilities were again the most important funding source in the year under review. In line with our diversified funding strategy, we again placed a considerable portion of our new is-

Total Capital Funds (Group)

	31 Dec. 2004	31 Dec. 2003	Changes
	€ millions	€ millions	€ millions
Subscribed capital			
a) Nominal capital	**166.2**	265.9	- 99.7
b) Silent participations	**752.5**	452.5	300.0
Reserves from retained earnings	**604.9**	821.6	- 216.7
Fund for general bank risks	**366.6**	366.6	0.0
Core capital	**1,890.2**	1,906.6	- 16.4
Subordinated liabilities	**776.1**	825.5	- 49.4
Profit participation capital	**454.4**	454.4	0.0
Group profit	**54.2**	83.6	- 29.4
Further elements of capital	**1,284.7**	1,363.5	- 78.8
Total capital funds	**3,174.9**	3,270.1	- 95.2

sues in the international capital markets. Liabilities to banks amounted to € 19.4 billion. Deposits made by the savings banks in Rheinland-Pfalz contained therein amounted to € 1.8 billion. Liabilities to customers increased by 10.0 % to € 12.5 billion.

Changed Capital Basis

In the year under review, the Group's total capital funds decreased on balance by € 95.2 million to € 3,174.9 million. Due to the redemption of the shares held by WestLB with effect from 4 October 2004, the nominal capital and reserves from retained earnings declined by € 99.7 million and € 290.8 million, respectively. This was offset by a silent participation of the State of Rheinland-Pfalz with effect from 26 April 2004, as a result of which the core capital increased by € 300 million.

On the balance sheet date, the liable capital funds as defined in the German Banking Act amounted to € 2,904 million. As in the previous years, we did not create any new valuation reserves for securities and real estate.

On the balance sheet date, the Group's overall capital ratio according to Principle I of the German Banking Act stood at 12.1 %. The total capital ratio (BIS) calculated in accordance with the rules of the Bank for International Settlements amounted to 12.5 %. The Return on Equity calculated taking additional capital funds into account came to 6.0 % (previous year (adjusted) 6.3 %) and the Cost-Income Ratio reached 52.5 %.

Sophisticated Risk Controlling and Management Systems

We consider the professional handling of risks one of our core competencies. Therefore, we attach particular importance to a risk culture which is characterized by conservative valuation actively implemented in day-to-day operations across all hierarchical levels. This includes a clear assignment of decision-making powers and responsibilities. The consistent expansion and refinement of our risk management systems reflect this approach.

Refined Risk-Bearing Capacity Concept

In the past fiscal year, we continued to evolve our risk controlling and management systems in the area of risk documentation, reporting and control. This included in particular the refinement of our risk-bearing capacity concept which now takes all material risk categories into account. Counterparty risks (individual and country risks), market and operational risks are quantified based on the Value-at-Risk (VaR) approach and compared with the Bank's risk-bearing potential - indicating its long-term earning power and asset base. Different scenarios (standard, stress and worst-case scenarios) for the individual risk categories and rules for the aggregation of the individual risks to the overall risk assumed by the Bank have been defined to count the risks against the Bank's risk-bearing capacity. The orientation of the Bank's lending risk and trading strategies as well as the VaR limits and risk capital both for counterparty and market risks are derived from these approaches.

Limit allocation is adjusted annually based on the risk-bearing potential. During the year, the annual risk capital provided or remaining taking any market, counterparty or operational risks into account is monitored on an ongoing basis. This is done to ensure that the Bank only assumes risks which it can bear without reducing its long-term earning power and asset base or jeopardizing the targeted credit standing.

The credit risk strategy provides the framework for the business activities of LRP Group in connection with the handling of credit risks. It is agreed with the Bank's decision-making bodies and focuses on its corporate strategy and its risk-bearing capacity.

Internal Rating Developed Further

The projects initiated to implement the new banking supervisory regulations resulting from the Minimum Requirements for the Lending Activities of Banks (MaK) and the New Basle Capital Accord (Basle II) were completed by mid-2004 or continued as planned. In connection with the Basle II project, we established the essential preconditions for the application of the demanding IRB foundation approach which uses internal credit ratings to calculate the required capital backing. This aim requires early implementation of internal

---

The term **counterparty risk** denotes the risk of business partners failing to meet their obligations. These risks range from defaults due to bankruptcy, issuer's and counterparty risks to country risks resulting from currency transfer restrictions.

Market risks are interest rate risks, exchange rate risks and other price risks, especially risks resulting from equities, equity derivatives and the related special option risks as well as funds.

In accordance with Basle II, LRP defines **operational risks** as losses which may potentially be caused by human error, inappropriate internal processes, systems, or external events. While this category also includes legal risks, strategic and reputational risks are explicitly excluded.


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
A.0 A.1 A.2 A.3 A.4 A.5 B.1 B.2 B.3 B.4 B.5 C.1 C.2 C.3 C.4 C.5 D.1 D.2 D.3 D.4 D.5

Distribution of individual risks into rating categories (LRP Group)
Commitments in € billion (total: € 73.3 billion)

rating procedures permitting to determine the counterparty risks of individual borrowers. All planned rating procedures were in use by the end of the year, meaning that almost all of our material credit portfolios are now valued using internal ratings. Permanent "partial use" is planned for immaterial portfolios. All business processes and margin requirements are based on ratings. Moreover, we started to prepare the documentation for the targeted approval of the Bank's rating procedures by the banking supervisory authorities as of 2005.

Ratings for individual borrowers, groups or, possibly, transactions are based on a number of historical and forward-looking factors. The weighting of the individual rating factors in the rating process is based on historical data and the future-oriented assessment of other factors. For all internal rating procedures we use the same master scale with 21 non-default classes and one default class which distinguishes between different default reasons. Internal ratings serve to support decisions on the extension of loans and serve as the basis for numerous controlling tools.

Limits for individual customers and groups as well as country limits are classified by ratings. The use of these limits as well as the use of the individual lines are determined automatically on a daily basis by aggregating the individual exposures from the different operational systems.

Risk classification of individual borrowers is reviewed at least once per year and adjusted whenever there are indications of material changes at the borrower or in their immediate environment which affect the borrower's credit standing. Internal Auditing regularly reviews the proper allocation and monitoring of ratings. Any change in the rating will have an effect on the volume of new business as well as on margins.

All essential rating information taken into account in the rating algorithm is electronically stored so that we can draw on a sufficiently long historical observation period in case of future modifications to the rating procedures. We pool our data with other banks with a view to putting the ongoing validation and updating of the rating procedures on a broader basis.


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
A.0 A.1 A.2 A.3 A.4 A.5 B.1 B.2 B.3 B.4 B.5 C.1 C.2 C.3 C.4 C.5 D.1 D.2 D.3 D.4 D.5

Distribution of country risks into rating categories (LRP Group)
Commitments in € billion (total: € 13.7 billion)

Group-wide country risk control is based on the net country risk exposure taking into consideration economic dependencies among individual borrowers as well as collateral and guarantees. The individual states are assigned country limits which, apart from the Bank's risk-bearing capacity, reflect both the country rating and the amount of the gross domestic product of the respective country. This approach takes into account the risk aspects and the business potential at the same time. The country risks are controlled by a special committee which determines the country limits within a framework set by the Managing Board, monitors them on an ongoing basis and makes adjustments in the light of changes in terms of a country's creditworthiness or economic strength.

To quantify the risk of counterparty default at portfolio level, LRP uses an analytical actuarial process that is integrated into its internal credit risk analysis system. In the past fiscal year, this system was refined once again with respect to sector dependencies, risk contributions for capital allocation and stochastic recovery ratios.

Various figures such as the expected loss, the Value-at-Risk (VaR) and the economic capital charge are regularly calculated for the individual portfolios. In addition, key figures are calculated for the individual exposures in order to ensure early recognition of potential risk clusters as well as risk concentrations in certain sectors of the economy and to take suitable counter-measures. The loan portfolio model is the basis for controlling the loan portfolios with a view to the desired granularity and diversification.

Uniform Control of Market Risks

The LRP Group applies uniform standards to monitor and control all market risks. The internal risk model is a key component of the set of tools used. It is supplemented by fixed and variable interest rate scenarios, interest and capital maturity statements as well as individual business simulations. The results of the evaluation of processes for the introduction of new products are also taken into account in the controlling of risks.


4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
16.01.2004
13.02.2004
12.03.2004
13.04.2004
11.05.2004
08.06.2004
06.07.2004
03.08.2004
31.08.2004
28.09.2004
26.10.2004
23.11.2004
21.12.2004

Value-at-Risk (VaR) and backtesting results of the trading book

Bank

VaR

Clean Backtest

The increase in VaR as of 30 June 2004 is due to a broader definition of the trading book.

LRP's risk model is based on the qualitative and quantitative requirements of Principle I (§§ 34 to 36) and has received official regulatory approval for general interest rate risks in the trading book. The risk potential is estimated through historical simulation based on a history of 250 days, a holding period of one trading day and a confidence level of 99 %. Stress scenarios use a history since 1990 and a holding period of ten days. These analyses are supplemented by worst-case scenarios which assume major market changes that were not observed in the past to which the Bank's portfolios are highly sensitive. The entire set of risk controlling tools is based on market requirements and is subject to constant further development and improvement. Important data is supplied by backtesting which compares the forecasted VaR amounts with the actual market changes in the model (clean backtest) or the trading results (dirty backtest). This provides valuable information both about the quality of the stochastic VaR forecasts and the suitability of the selected risk model and parameters.

The VaR data and the results are made available to the Bank's decision-makers on a daily basis. They are in particular informed about the limit and its utilization, the accounting and financial result, the allocated risk capital and its use as well as the risk-return ratio. This is supplemented by a weekly overview of our positions and a quarterly detailed analysis.

The table sums up the VaR as of year-end, the average VaR as well as net income from trading activities as of year-end. These values are broken down by risk categories.

Market risk potential and income from trading activities (LRP Group)

	Market risk potential at year-end		Average market risk potential		Net income from trading activities	
€ millions	**2004**	2003	**2004**	2003	**2004**	2003
Trading transactions	**4.9**	2.6	**4.4**	3.3	**29.1**	15.3
- involving interest-related products	**4.0**	1.6	**3.6**	2.4	**23.0**	8.5
- involving currency-related products	**0.1**	0.1	**0.1**	0.1	**3.5**	3.9
- involving equities- and index-related products	**0.8**	1.0	**0.7**	0.8	**2.6**	2.9

Liquidity Control Further Refined

The cash management activities of our Treasury division ensured that all regulatory requirements on liquidity were met at all times, with profit, cost and risk aspects being adequately taken into account. At 1.66, our liquidity ratio clearly exceeded the regulatory minimum ratio of 1.0.

In order to control liquidity risks, the Bank maps all internal payment streams with respect to their maturity and agreed margins. This ensures that the related refinancing volumes and costs can be planned and controlled. Stress scenarios are used to regularly check the adequacy of liquidity reserves. Risks are made transparent and are closely limited by taking the calculated liquidity risks of the individual transactions into account. LRP has also defined product and market-related limits to address the liquidity risk that a position entered in tight markets or markets subject to trading restrict ions cannot immediately be closed out at an appropriate price.

Group-Wide Framework for Operational Risks
We have introduced a Group-wide framework for the monitoring and controlling of operational risks in accordance with regulatory requirements. A key element of this framework are risk profiles which comprise potential loss scenarios as well as already existing or possible hedging and control measures. The loss scenarios in turn provide information about the amount and probability of potential losses. At the same time, the risk profiles are used to calculate the VaR of operational risks which is used as a standard of comparison for determining the equity capital backing required according to the standard approach and will in future be used for the mutual calibration of internal and external loss data.

The decentrally recorded losses from operational risks are stored in a uniformly structured, central internal database in accordance with regulatory requirements. To quantify operational risks in connection with an advanced approach, we intend to use external anonymized data going forward. This pool of data will also be used for benchmarking and scenario analyses.

Risk-Oriented Audit Approach of the Internal Auditing Division
Our internal auditing division is an integral part of our risk monitoring system. To recognize potential weaknesses and undesirable developments early on, it audits all operating and business processes of the Bank and the Group independently of the respective processes, taking the extent and amount of recognizable risks into account.


20
10
0
-10
-20
-30

Economic expectations in Germany subdued
ifo-business climate

- situation
- expectations

Outlook

A fundamental recovery of the macroeconomic environment is not in sight for 2005. We nevertheless expect the economy to stabilize gradually and pick up towards the end of the year. The continued expansionary monetary policy and lower oil prices which support worldwide economic activity and thus benefit both exports and the domestic economy are expected to provide stimulation. Money and capital market rates should therefore initially remain low. However, there is still a risk that the stagnation of past years continues. If companies and consumers distrust the economic signals due to the bad experiences made, expansion investment and consumer spending may remain weak. As a result, the situation on the labour market would hardly brighten and a self-sustaining recovery still fail to materialize. Should the deflation debate then intensify again, it cannot be excluded that interest rates will fall to new historical lows.

An important aim for 2005 is a significant improvement of our profitability. We therefore plan a margin-oriented expansion of our market presence in promising core business segments and a reduction in rating-sensitive areas. The strategies developed in the past fiscal year as well as the cost and return targets defined for 2005 will be consistently implemented. We will considerably reduce our administrative expenses in the medium term and selectively strengthen our market profile.

In addition to the measures taken by the Bank to increase its profitability and sales power, we will make use of our opportunities as an integral part of the LBBW Group with the aim to obtain a sustainable "A" category rating after the abolition of the guarantee obligation as of 19 July 2005. Against this background, we target an improvement of our RoE to 15 % in the medium term as well as a CIR of under 50 % and a core capital ratio of over 7 %.

LRP's Positioning in the Market

The Pillars of Our Business

- We perceive ourselves as investment bank for medium-sized enterprises with qualified and performance-oriented employees.
- As central bank to the savings banks in Rheinland-Pfalz and within the scope of a market processing based on division of tasks we enhance their financial services within our partnership in order to strengthen the regional economy.
- As state and municipal bank we support the State of Rheinland-Pfalz and its municipalities.
- The issuance of our own Pfandbriefe and other debentures underpins our standing as frequent issuer.


LRP Landesbank Rheinland-Pfalz
Commercial bank
Member of the savings banks finance group
State and municipal bank
Frequent issuer
Business with corporate customers
Real estate
Private banking and asset management
Investment banking
Money and foreign exchange
Liquidity management
Refinancing
Syndicate credit transactions
Counselling services
Support of the economic and structural policy of the State of Rheinland-Pfalz
Partner in all financial matters
Schemes for the promotion of residential building
Funding
Structured bonds

Ownership Structure of LRP

With the retirement of WestLB, which held 37.5 % until 4 October 2004, the foundations for a new realignment of our ownership structure were laid. After a transition period, in which the Savings Banks and Giro Association of Rheinland-Pfalz held 80 % and Landesbank Baden-Württemberg (LBBW) 20 % of the Bank's nominal capital as guarantors, a 100 % parent-subsidiary structure was established with LBBW as of 1 January 2005. Simultaneously, Landes-Bausparkasse Rheinland-Pfalz, formerly a division of the Bank, was spun off after more than 30 successful years and is now a separate entity under the ownership of the Savings Banks Associations of Rheinland-Pfalz and Baden-Württemberg.


LRP Landesbank Rheinland-Pfalz
100 %
Landesbank Baden-Württemberg
LBBW
35.611 %
State of
Baden-Württemberg
4.923 %
L-Bank
Landeskreditbank
Baden-Württemberg
18.932 %
City of
Stuttgart
35.611 %
Savings Banks
Association of
Baden-Württemberg
4.923 %
Savings Banks and
Giro Association of
Rheinland-Pfalz

Focus on Rheinland-Pfalz

Our banking activities focus on the State of Rheinland-Pfalz, the Rhineland-Palatinate. In cooperation with the savings banks in Rheinland-Pfalz and supported by our parent bank, LBBW, we offer corporate, municipal and private clients in our core region competitive financing options and attractive investment opportunities. We thereby fulfil our statutory mission as a state and municipal bank as well as the central institution of the savings banks and at the same time pursue our business policy as a universal commercial bank. We believe that sustainable economic success can only be achieved based on high customer satisfaction, extensive staff commitment and good corporate citizenship. This is why we continue to support cultural, scientific and social policy projects which are instrumental in maintaining and strengthening the social and economic fabric of the Rhineland-Palatinate.

Due to its central location in the heart of Europe, Rheinland-Pfalz has always been exposed to alternating trends. As a result of the eastern expansion of the EU, the village of Kleinmaischeid in Rheinland-Pfalz has in fact become the geographical center of Europe. The traditional arterial roads running through Rheinland-Pfalz from west to east and from north to south are complemented by modern road and railway networks as well as the airport hub Frankfurt-Hahn. This excellent logistical infrastructure permits an efficient cross-border division of labour. One of the reasons why Rheinland-Pfalz has posted higher export growth rates than other German federal states for many years. The broad range of education and research facilities also contributes to the sustained competitiveness of the companies in Rheinland-Pfalz. An active cultural scene which is characterized by an exciting balance between tradition and modernism makes the location even more attractive.



KLEINMAISCHEID IN RHEINLAND-PFALZ

The new geographical center of Europe

As a result of the eastern enlargement of the EU, the middle of Europe is now in the Westerwald: The village of Kleinmaischeid near Neuwied has in fact become the geographical center of all 25 EU member states. Kleinmaischeid in the administrative district Neuwied is situated 40 kilometers south-east of the former federal capital Bonn north of Koblenz.

FUTURE OF THE GUARANTEES

Based on the agreement with the EU Commission on the matter of Maintenance and Guarantee Obligation of 17 July 2001, the Guarantee Obligation will be abolished after a four-year transition period from 19 July 2001 to 18 July 2005. The Maintenance Obligation will be replaced by a "normal commercial relationship" between the owners and the Bank.

All liabilities incurred by 18 July 2001 (inclusive) remain fully covered by the Guarantee Obligation, irrespective of their final maturity. For all liabilities created during the transition period from 19 July 2001 to 18 July 2005, the Guarantee Obligation will only apply, if their final maturity does not lie beyond 31 December 2015.


Criteria
18 Jul. 2001
18 Jul. 2005
31 Dec. 2015
Criteria
Obligation incurred
Transition period
Final maturity
Previous to the transition period
Any
During the transition period
Up to 31 Dec. 2015
During the transition period
Later than 31 Dec. 2015
After the transition period
Any
Maintenance and Guarantee Obligation
Guarantee Obligation
No Maintenance or Guarantee Obligation

Fields of Action in the System of Linked Performances

Realignment and Intensification of the System of Linked Performances

Since January 2005, LRP and LBBW act as the central savings bank for the savings banks in Rheinland-Pfalz with clearly defined responsibilities. Together with their subsidiaries, the two Landesbanks in Baden-Württemberg and Rheinland-Pfalz and the savings banks in Rheinland-Pfalz form an efficient alliance in the savings banks' financial conglomerate based on division of tasks and a contractual master agreement. In doing so, the savings banks' decentralized and regional market expertise is pooled and enhanced with the know-how and resources of LRP and LBBW.


Master agreement
The master agreement controls the cooperation between the savings banks in Rheinland-Pfalz, LRP and LBBW
Individual regulations for the fields of action
Modular service package
Concrete shaping of internal performance allocation
Contract Partner: LRP/LBBW and the savings bank in question
Refinancing
Credit risk management
Management of restructuring measures
Private banking
International business
Trading account securities portfolios and balance sheet structure management
Business with corporate customers/ corporate finance
Municipal clients
Structured investment products

Report of the Supervisory Board

In the year under review, the Supervisory Board of LRP Landesbank Rheinland-Pfalz was informed by the Managing Board in three meetings and by quarterly written reports of the business and overall development of the Bank and the Group. The Supervisory Board supervised the activities of the Managing Board according to the law and statutes and gave its approval to transactions where required. The Committees formed from within its ranks performed the tasks incumbent upon them.

The 2004 annual accounts were audited by PwC Deutsche Revision Aktiengesellschaft/Wirtschaftsprüfungsgesellschaft, Frankfurt (Main), including the statement of financial condition. The annual accounts comply with the legal requirements. The statement of financial condition complies in full with the annual accounts. The certificate of audit was given without qualifications. The Supervisory Board has taken cognizance of the audit results. The Supervisory Board has also reviewed the annual accounts, the annual report of the Bank and the Group and the proposal concerning the allocation of profit. There are no objections to be raised pursuant to the final result of its examination. The Supervisory Board has approved the annual accounts and the annual report.

Of the Bank's net income for the year of € 71.2 million € 7.1 million have been allocated in advance to the reserves of LRP. € 19.4 million were distributed as an advanced dividend to the Bank's shareholders.

The Managing Board proposes that the remaining net profit of € 44.7 million be allocated to the Bank's reserves from retained earnings.

The Supervisory Board approves the Managing Board's proposal regarding the allocation of the Bank's net profit.

The auditors have also audited the consolidated results and certified them without qualifications. The consolidated results have been brought to the attention of the Supervisory Board.

Mainz, 18 March 2005

Chairman of the
Supervisory Board

Dr. Siegfried Jaschinski
Chairman of the Managing Board
Landesbank Baden-Württemberg

Report of the Guarantors' Meeting

The Guarantors' Meeting of LRP Landesbank Rheinland-Pfalz performed its tasks in compliance with the laws and the Bank's statutes. In three meetings it was kept informed of the Bank's and the Group's situation and dealt with general questions pertaining to the business policy and the Bank's equity investments. Moreover, in quarterly reports, information was provided about the development of the Bank's business and financial results and the respective risk situation. The Guarantors' Meeting placed particular focus in its work on the strategic refocusing of LRP Landesbank Rheinland-Pfalz. On 2 December 2004, the Guarantors' Meeting adopted the newly amended Bank's statutes, which came into effect on 17 January 2005.

Dr. h. c. Klaus G. Adam, Chairman of the Managing Board until the end of 2004, resigned from his office after many years of service for LRP Landesbank Rheinland-Pfalz – including 21 years as a Member of the Managing Board and 15 as its Chairman. The Guarantors' Meeting thanks Dr. Adam for his commitment through which he decisively influenced the successful development of the Bank.

Dr. Friedhelm Plogmann, former Vice Chairman of the Managing Board, was appointed as his successor with effect from 1 January 2005.

By resolution of 18 March 2005 the Guarantors' Meeting adopted the annual accounts of the Bank and the consolidated accounts for 2004, and approved the allocation of profits as proposed by the Managing Board. The actions of the Managing Board and the Supervisory Board during the 2004 business year were formally ratified.

Mainz, 18 March 2005

Chairman of the
Guarantors' Meeting

Heinrich Haasis
President
Savings Banks Association
of Baden-Württemberg

Chairman of the
Supervisory Board
Landesbank Baden-Württemberg

Bodies

Financial Statements

LRP Landesbank Rheinland-Pfalz – Group – including
Segment Reporting
Cash Flow Statement
Statement of Shareholders' Equity

LRP Landesbank Rheinland-Pfalz

Balance Sheet of the Group as of 31 December 2004

Assets

	Explanations in the Notes	€ thousands	€ thousands	€ thousands	**€ thousands**	31 Dec. 2003 € thousands
Cash reserve						
a) cash on hand				2,583		2,854
b) balances with central banks				111,063		53,194
including: with Deutsche Bundesbank		25,021				21,078
c) balances on postal giro accounts				27		41
					113,673	56,089
Claims on banks	(1)					
a) payable on demand				964,476		1,317,097
b) other				19,688,314		20,651,233
					20,652,790	21,968,330
Claims on customers	(2)				**20,028,855**	20,701,404
including: secured by mortgages		3,668,333				3,707,064
loans to public authorities and entities organized under public law		7,754,679				8,674,868
building loans of Landes-Bausparkasse		1,894,532				1,964,107
Bonds and other fixed-rate securities	(3, 11)					
a) money market instruments						
- of other issuers			164,936			259,694
				164,936		259,694
b) bonds and notes						
ba) of public issuers			2,394,892			2,164,838
including: eligible as collateral for Deutsche Bundesbank advances		2,067,981				1,463,090
bb) of other issuers			19,208,786			15,512,119
including: eligible as collateral for Deutsche Bundesbank advances		14,737,396				10,321,800
				21,603,678		17,676,957
c) bonds and notes issued by the Bank				1,302,775		472,647
					23,071,389	18,409,298
principal amount		1,287,633				454,858
Shares and other non-fixed-rate securities	(4, 11)				**775,096**	659,742
Equity investments in non-affiliated companies	(5, 11)				**381,936**	417,122
including: banks		50,382				50,382
financial services institutions		0				155
associated companies		0				21,236
Equity investments in affiliated companies	(6, 11)				**5,988**	4,538
including: financial services institutions		1,499				127
Trust assets	(7)				**1,289,957**	2,003,796
including: trust loans		1,289,957				2,003,796
Intangible assets	(11)				**16,888**	0
Fixed assets	(8, 11)				**135,063**	153,202
Other assets	(9)				**1,095,280**	1,052,498
Deferred items	(10)				**143,828**	140,033
Total assets					**67,710,743**	65,566,052

Liabilities

	Explanations in the Notes					31 Dec. 2003
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Liabilities to banks	(12)					
a) payable on demand				986,607		829,178
b) with agreed maturity or period of notice				18,454,360		16,032,456
c) savers' deposits of Landes-Bausparkasse				3,517		2,638
					19,444,484	16,864,272
Liabilities to customers	(13)					
a) savings deposits and savers' deposits of Landes-Bausparkasse						
aa) savers' deposits of Landes-Bausparkasse			2,202,798			1,983,316
ab) savings deposits with agreed period of notice of three months			6,681			7,323
ac) savings deposits with agreed period of notice of more than three months			1,214			1,375
				2,210,693		1,992,014
b) other liabilities						
ba) payable on demand			1,888,563			2,549,590
bb) with agreed maturity or period of notice			8,355,415			6,782,420
				10,243,978		9,332,010
					12,454,671	11,324,024
Certificated liabilities	(14)					
a) bonds and notes issued by the Bank				26,327,989		25,756,046
b) other certificated liabilities				3,119,311		4,408,272
					29,447,300	30,164,318
Trust liabilities	(15)				**1,289,957**	2,003,796
including: trust loans		1,289,957				2,003,796
Other liabilities	(16)				**1,191,016**	1,181,388
Deferred items	(17)				**161,642**	189,367
Provisions						
a) for pensions and similar obligations				350,319		314,006
b) for tax reserves				58,270		119,225
c) other				137,612		135,016
					546,201	568,247
Fund for building society requirements					**575**	575
Subordinated liabilities	(19)				**776,132**	825,433
Profit participation capital					**454,400**	454,400
including: with a maturity of less than two years		66,570				66,570
Fund for general bank risks					**366,600**	366,600
Equity capital	(20)					
a) subscribed capital						
aa) nominal capital			166,170			265,872
ab) silent participations			752,508			452,503
				918,678		718,375
b) reserves from retained earnings						
ba) reserves required by the Bank's statutes			106,653			99,530
bb) other reserves			498,230			722,089
				604,883		821,619
c) Group profit				54,204		83,638
					1,577,765	1,623,632
Total liabilities					**67,710,743**	65,566,052
Contingent liabilities						
– liabilities from guarantees and indemnity agreements					**4,669,391**	3,253,205
Other commitments						
– irrevocable credit commitments					**4,219,281**	4,860,781

Statement of Income of the Group 1 January to 31 December 2004

	Explanations in the Notes					31 Dec. 2003
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Interest earned from	(21)					
a) lending and money market transactions			1,480,085			1,573,742
including Landes-Bausparkasse:						
savers' building loans		37,070				39,418
advance and bridging financing		59,275				60,267
other building loans		5				9
b) fixed-rate securities and book-entry securities			550,560			588,187
				2,030,645		2,161,929
Interest paid				1,731,895		1,824,589
including: interest of savers' deposits of Landes-Bausparkasse		55,573				51,583
					298,750	337,340
Current income from	(22)					
a) shares and other non-fixed-rate securities				51,556		37,986
b) equity investments in non-affiliated companies				7,141		6,218
c) equity investments in affiliated companies				1,700		3,732
d) equity investments in associated companies				16,578		130
					76,975	48,066
Income from profit pooling, profit transfer or partial profit transfer agreements	(22)				**158**	176
Commission income	(23)			107,640		140,438
including Landes-Bausparkasse:						
from entering into and arrangement of Landes-Bausparkasse savings contracts		14,345				18,001
from loan arrangement after allotment		5,157				5,255
Commission expenditure				46,767		58,309
including: from entering into and arrangement of Landes-Bausparkasse savings contracts		22,696				27,742
					60,873	82,129
Net income from trading activities	(24)				**29,061**	15,315
Other operating income	(25)				**16,158**	15,876
General administrative expenses						
a) personnel costs						
aa) wages and salaries			102,505			107,596
ab) compulsory social security contributions and expenses for pensions and other employee benefits			58,749			46,004
				161,254		153,600
including: for pensions		44,555				26,365
b) other administrative expenses				69,497		71,902
					230,751	225,502
Depreciation and value adjustments on intangible and tangible assets	(11)				**16,519**	15,222
carried forward:					**234,705**	258,178

Explanations in the Notes					31 Dec. 2003
	€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
carried forward:				**234,705**	258,178
Other operating expenses				**11,430**	6,466
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions				**93,343**	70,752
Income from write-ups to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets				**1,622**	7,572
Expenses from assumption of losses				**82**	2,306
Profit or loss on ordinary activities				**131,472**	186,226
Extraordinary expenses				**15,210**	6,011
Taxes on income and revenues				**- 3,707**	59,590
Profits transferred under profit pooling, profit transfer or partial profit transfer agreements				**39,969**	30,625
Net income for the year				**80,000**	90,000
Profit brought forward from the previous year				**702**	1,597
				80,702	91,597
Allocation of net income to reserves					
- reserves required by the Bank's statutes				**7,123**	7,959
				73,579	83,638
Withdrawals from reserves from retained earnings					
- from other reserves				**290,842**	0
Reduction of the nominal capital				**99,702**	0
Remuneration for the calling in of the nominal capital				**390,544**	0
Distribution of advanced dividend				**19,375**	0
Profit				**54,204**	83,638

Balance Sheet of the Bank as of 31 December 2004

Assets

	Explanations in the Notes					31 Dec. 2003
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Cash reserve						
a) cash on hand				1,763		1,212
b) balances with central banks				45,389		47,369
including: with Deutsche Bundesbank		25,021				21,078
c) balances on postal giro accounts				11		11
					47,163	48,592
Claims on banks	(1)					
a) payable on demand				1,449,177		1,326,242
b) other				18,188,339		20,410,843
					19,637,516	21,737,085
Claims on customers	(2)				**18,891,364**	19,577,200
including: secured by mortgages		3,668,333				3,707,064
loans to public authorities and entities organized under public law		7,372,411				8,169,399
building loans of Landes-Bausparkasse		1,894,532				1,964,107
Bonds and other fixed-rate securities	(3, 11)					
a) money market instruments						
– of other issuers				164,936		259,694
b) bonds and notes						
ba) of public issuers			1,858,448			1,575,915
including: eligible as collateral for Deutsche Bundesbank advances		1,679,351				1,190,859
bb) of other issuers			11,581,978			9,940,825
including: eligible as collateral for Deutsche Bundesbank advances		9,988,196				7,491,062
				13,440,426		11,516,740
c) bonds and notes issued by the Bank				1,239,227		362,481
					14,844,589	12,138,915
principal amount		1,226,846				350,986
Shares and other non-fixed-rate securities	(4, 11)				**618,136**	487,362
Equity investments in non-affiliated companies	(5, 11)				**388,628**	404,478
including: banks		50,382				50,382
associated companies		16,694				16,694
Equity investments in affiliated companies	(6, 11)				**348,032**	348,424
including: banks		333,290				333,290
Trust assets	(7)				**1,289,957**	2,003,796
including: trust loans		1,289,957				2,003,796
Intangible assets	(11)				**13,638**	0
Fixed assets	(8, 11)				**124,544**	141,696
Other assets	(9)				**1,037,226**	1,002,744
Deferred items	(10)				**91,900**	80,650
Total assets					**57,332,693**	57,970,942

Liabilities

	Explanations in the Notes	€ thousands	€ thousands	€ thousands	€ thousands	31 Dec. 2003 € thousands
Liabilities to banks	(12)					
a) payable on demand				867,474		788,926
b) with agreed maturity or period of notice				12,827,699		12,063,661
c) savers' deposits of Landes-Bausparkasse				3,517		2,638
					13,698,690	12,855,225
Liabilities to customers	(13)					
a) savings deposits and savers' deposits of Landes-Bausparkasse						
aa) savers' deposits of Landes-Bausparkasse			2,202,798			1,983,316
ab) savings deposits with agreed period of notice of three months			6,681			7,323
ac) savings deposits with agreed period of notice of more than three months			1,214			1,375
				2,210,693		1,992,014
b) other liabilities						
ba) payable on demand			1,532,812			2,317,342
bb) with agreed maturity or period of notice			8,490,707			6,984,261
				10,023,519		9,301,603
					12,234,212	11,293,617
Certificated liabilities	(14)					
a) bonds and notes issued by the Bank				22,305,125		22,625,143
b) other certificated liabilities				3,119,311		4,408,272
					25,424,436	27,033,415
Trust liabilities	(15)				**1,289,957**	2,003,796
including: trust loans		1,289,957				2,003,796
Other liabilities	(16)				**1,112,700**	1,077,284
Deferred items	(17)				**110,657**	130,619
Provisions						
a) for pensions and similar obligations				348,702		312,452
b) for tax reserves				24,689		79,726
c) other				121,258		113,189
					494,649	505,367
Provisions for building society requirements					**575**	575
Special item with partial reserve character	(18)				**11,231**	11,520
Subordinated liabilities	(19)				**776,132**	825,433
Profit participation capital					**454,400**	454,400
including: with a maturity of less than two years		66,570				66,570
Fund for general bank risks					**366,600**	366,600
Equity capital	(20)					
a) subscribed capital						
aa) nominal capital			166,170			265,872
ab) silent participations			752,508			452,503
				918,678		718,375
b) reserves from retained earnings						
ba) reserves required by the Bank's statutes			106,653			99,530
bb) other reserves			288,391			523,553
				395,044		623,083
c) profit				44,732		71,633
					1,358,454	1,413,091
Total liabilities					**57,332,693**	57,970,942
Contingent liabilities						
– liabilities from guarantees and indemnity agreements					**7,835,865**	6,043,439
Other commitments						
– irrevocable credit commitments					**4,123,613**	4,610,459

Statement of Income of the Bank 1 January to 31 December 2004

	Explanations in the Notes					31 Dec. 2003
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Interest earned from	(21)					
a) lending and money market transactions			1,320,911			1,419,052
including Landes-Bausparkasse:						
savers' building loans		37,070				39,418
advance and bridging financing		59,275				60,267
other building loans		5				9
b) fixed-rate securities and book-entry securities			281,729			342,426
				1,602,640		1,761,478
Interest paid				1,378,081		1,496,434
including: interest on savers' deposits of Landes-Bausparkasse		55,573				51,583
					224,559	265,044
Current income from	(22)					
a) shares and other non-fixed-rate securities				45,187		30,502
b) equity investments in non-affiliated companies				6,891		6,011
c) equity investments in affiliated companies				30,000		30,000
d) equity investments in associated companies				37,814		2,045
					119,892	68,558
Income from profit pooling, profit transfer or partial profit transfer agreements	(22)				**547**	4,136
Commission income	(23)			90,553		121,125
including Landes-Bausparkasse:						
from entering into and arrangement of Landes-Bausparkasse savings contracts		14,345				18,001
from loan arrangement after allotment		5,157				5,255
Commission expenditure				42,384		53,536
including: entering into and arrangement of Landes-Bausparkasse savings contracts		22,696				27,742
					48,169	67,589
Net income from trading activities	(24)				**13,981**	17,242
Other operating income	(25)				**15,834**	11,256
Income from reversal of special item with partial reserve character					**289**	5,241
carried forward:					**423,271**	439,066

	Explanations in the Notes	€ thousands	€ thousands	€ thousands	**€ thousands**	31 Dec. 2003 € thousands
carried forward:					**423,271**	439,066
General administrative expenses						
a) personnel costs						
aa) wages and salaries			90,809			95,117
ab) compulsory social security contributions and expenses for pensions and other employee benefits			57,173			44,507
				147,982		139,624
including: for pensions		44,194				26,012
b) other administrative expenses				61,408		62,630
					209,390	202,254
Depreciation and value adjustments on intangible and tangible assets	(11)				**11,754**	13,759
Other operating expenses					**11,263**	5,305
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions					**70,137**	55,897
Income from additions to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets					**1,622**	8,451
Expenses from assumption of losses					**478**	2,306
Profit or loss on ordinary activities					**121,871**	167,996
Extraordinary expenses					**15,210**	6,011
Taxes on income and revenues					**- 4,538**	51,768
Profits transferred under profit pooling, profit transfer or partial profit transfer agreements					**39,969**	30,625
Net income for the year					**71,230**	79,592
Allocation of net income to reserves from retained earnings						
- reserves required by the Bank's statutes					**7,123**	7,959
Withdrawals from reserves from retained earnings						
- from other reserves					**290,842**	0
Reduction of the nominal capital					**99,702**	0
Remuneration for the calling in of the nominal capital					**390,544**	0
Distribution of advanced dividend					**19,375**	0
Profit					**44,732**	71,633

Segment Reporting

The purpose of segment reporting is to provide information that makes it possible to characterize the profit and risk situation of individual business and geographic segments. The relevant disaggregated performance and portfolio figures used for this purpose are taken from internal profit center accounting, external accounting and LRP's reporting system. The segments are identified on the basis of the Group's internal organizational structure (mainly relating to customer and product groups), taking the respective individual opportunity and risk profiles into account.

LRP's primary report covers the following business segments:

- **Corporate and Public Finance**
  The "Corporate and Public Finance" segment is characterized by lendings to domestic and international corporations as well as leasing and factoring companies. The segment also covers public sector finance. The development of the segment's profits and volumes is mainly determined by the corporate finance activities, though.

- **Real Estate Banking**
  This segment covers financing of – mostly commercial – real estate in Germany (incl. syndicated loans), loans granted jointly with the savings banks in Rheinland-Pfalz as well as financing of foreign real estate for existing customers and syndicated finance for foreign clients lead-managed by third parties. Residential real estate is financed by Landes-Bausparkasse Rheinland-Pfalz.

- **Financial Institutions**
  This segment is responsible for the funding and investment business with the savings banks in Rheinland-Pfalz as well as the lending business with national and international banks and insurance companies.

- **Investment Banking/Treasury**
  This segment comprises the activities of the Investment Banking and Treasury units (trading and sales units, private banking, service, advisory, issuing and syndicated business).

Profit components which cannot be assigned directly to any of these segments or are attributable to decisions affecting the whole Group, the consolidation amounts at Group level and the reconciliation of internal profit center accounts, which are geared to operational criteria, to the respective Group accounts are shown under "Other/Consolidation/Reconciliation".

Segmentation by business segments
(primary reporting format)

€ millions
Net interest income
Net commission income
Net income from trading activities
General administrative expenses
Other operating income/expenses
Risk provisions/adjustments
Segment result
Assets
Liabilities
Risk positions
Allocated capital
%
Profitability of allocated capital
Cost-Income Ratio

Secondary reporting covers the geographic segments "Germany" and "Europe (excl. Germany)". The units of the Group were assigned to these segments using the country-of-incorporation principle.

Income and expenses were assigned to those segments in which they were generated or incurred. Net interest income is calculated using the current-interest-rate method taking into account an investment and financing performance determined on the basis of an imputed interest rate. General administrative expenses comprise both direct costs and overhead. Intra-Group transfers are charged at market terms. Risk provisions are in line with commercial law valuations. Risk positions (risk assets and market risk positions) per segment are shown in accordance with Principle I and form the basis for the allocation of equity capital. The profitability of a segment is determined by the relation between segment results and allocated regulatory capital. The Cost-Income Ratio is the quotient of general administrative expenses and the total of net interest and net commission income, net income from trading activities and other operating income/expenses.

LRP's segment report was prepared in accordance with the regulations of the German Accounting Standards Committee (Deutsches Rechnungslegungs Standards Committee e. V.) on segment reporting (GAS 3 and GAS 3-10).

Corporate and Public Finance		Real Estate Banking		Financial Institutions		Investment Banking/ Treasury		Other/ Consolidation/ Reconciliation		Group	
2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
115.7	132.5	102.5	103.0	50.6	50.5	67.4	96.9	39.7	2.7	375.9	385.6
13.7	26.8	4.4	3.7	12.8	11.6	18.7	25.2	11.3	14.8	60.9	82.1
13.7	0.0	0.0	0.0	0.0	0.0	15.4	15.3	0.0	0.0	29.1	15.3
- 52.4	- 46.6	- 73.2	- 63.2	- 21.0	- 17.5	- 74.2	- 73.5	- 26.5	- 39.9	- 247.3	- 240.7
0.2	4.7	1.6	- 3.3	0.0	0.0	0.9	0.2	2.0	7.8	4.7	9.4
- 59.2	- 66.6	- 25.6	- 20.2	- 0.6	15.9	- 8.0	22.5	1.6	- 17.1	- 91.8	- 65.5
31.7	50.8	9.7	20.0	41.8	60.5	20.2	86.6	28.1	- 31.7	131.5	186.2
14,369.8	14,788.1	6,731.4	6,546.2	18,411.8	16,564.3	29,997.8	26,517.5	- 1,800.1	1,150.0	67,710.7	65,566.1
13,890.2	14,325.7	6,490.9	6,332.0	18,217.7	16,383.3	29,997.8	26,517.5	- 2,198.3	730.3	66,398.3	64,288.8
8,768.8	8,911.2	4,395.9	4,128.6	3,549.9	3,487.9	4,146.2	3,028.0	3,133.2	5,070.3	23,994.0	24,626.0
479.6	462.4	240.5	214.2	194.1	181.0	-	-	398.2	419.7	1,312.4	1,277.3
6.6	11.0	4.0	9.3	21.5	33.4	-	-	-	-	10.0	14.6
36.6	28.4	67.5	61.1	33.1	28.2	72.5	53.4	-	-	52.5	47.8

Segmentation by geographic regions (secondary reporting format)

	Germany		Europe (excl. Germany)		Other/ Consolidation/ Reconciliation		Group	
€ millions	2004	2003	2004	2003	2004	2003	2004	2003
Profit before risk provisions/adjustments	111.0	194.7	85.8	71.6	26.5	- 14.6	223.3	251.7
Risk provisions/adjustments	- 69.2	- 37.9	- 24.2	- 10.5	1.6	- 17.1	- 91.8	- 65.5
Segment result	41.8	156.8	61.6	61.1	28.1	- 31.7	131.5	186.2
Assets	55,542.9	53,682.3	13,967.9	10,733.8	- 1,800.1	1,150.0	67,710.7	65,566.1
Liabilities	54,851.4	53,000.4	13,745.2	10,558.1	- 2,198.3	730.3	66,398.3	64,288.8
Risk positions	15,679.1	15,408.2	5,181.7	4,147.5	3,133.2	5,070.3	23,994.0	24,626.0
Allocated capital	691.5	681.9	222.7	175.7	398.2	419.7	1,312.4	1,277.3
%								
Cost-Income Ratio	63.6	47.5	23.7	25.8	-	-	52.5	47.8

Cash Flow Statement

The cash flow statement shows the changes in financial resources and the cash flows of the LRP Group broken down by operating, investment and financing activities. The cash holdings comprise the balance sheet items cash reserve and debt instruments issued by public institutions eligible for refinancing with central banks. No restraints on disposal apply.

The allocation of cash flows to operating activities is made according to the structure of profit on ordinary activities.

The cash flow from investment activities is mainly the result of proceeds and disbursements in conjunction with the sale or acquisition of financial or tangible assets.

Changes in cash from financing activities reflect the relations with the providers of equity capital.

The cash flow statement is prepared in accordance with the regulations of German Accounting Standard No. 2 (GAS 2), which is complemented by the bank-specific German Accounting Standard No. 2-10 (GAS 2-10).

Cash Flow Statement

	2004	2003
	€ millions	€ millions
Net income for the year (including minority interests) before extraordinary items	**95.2**	96.0
Non-cash items included in net income for the year and reconciliation with the cash flow from operating activities		
Write-downs, value adjustments and write-ups on loans, tangible and financial assets	**54.9**	98.3
Changes in provisions	**38.9**	17.2
Changes in other non-cash items	**12.9**	4.5
Profit from the disposal of financial and tangible assets	**- 7.9**	- 23.8
Other adjustments (balance)	**- 249.3**	67.3
Subtotal	**- 55.3**	259.5
Changes in assets and liabilities from operating activities		
Claims		
- on banks	**1,354.1**	- 820.2
- on customers	**568.3**	99.4
Securities (excl. financial assets)	**- 4,971.3**	- 366.8
Other assets from operating activities	**759.5**	258.5
Liabilities		
- to banks	**2,577.3**	- 2,519.3
- to customers	**1,265.0**	1,577.6
Certificated liabilities	**- 635.1**	687.6
Other liabilities from operating activities	**- 726.4**	- 279.3
Interest and dividends received	**2,063.4**	2,188.6
Interest paid	**- 1,929.0**	- 1,745.3
Extraordinary proceeds	**0.0**	0.0
Extraordinary disbursements	**- 15.2**	- 6.0
Taxes on income paid	**- 49.8**	- 18.7
Cash flow from operating activities	**205.5**	- 684.4
Proceeds from disposals of		
- financial assets	**2,786.4**	3,370.9
- tangible assets	**41.9**	5.3
Disbursements for investments in		
- financial assets	**- 2,703.9**	- 2,727.3
- tangible assets	**- 20.0**	- 29.6
Proceeds from the sale of consolidated companies and other business units	**0.0**	87.9
Disbursements for the acquisition of consolidated companies and other business units	**0.0**	0.0
Changes in cash from other investment activities (balance)	**- 37.2**	0.0
Cash flow from investment activities	**67.2**	707.2
Proceeds from additions to equity	**200.3**	0.0
Disbursements to company owners and minority shareholders		
- dividend payments	**- 35.3**	- 16.0
- other disbursements	**- 40.0**	- 30.6
Changes in cash from other capital (balance)	**- 340.1**	- 58.2
Cash flow from financing activities	**- 215.1**	- 104.8
Financial resources at the beginning of the period	**56.1**	138.1
Cash flow from operating activities	**205.5**	- 684.4
Cash flow from investment activities	**67.2**	707.2
Cash flow from financing activities	**- 215.1**	- 104.8
Changes in financial resources due to changes in exchange rates, the scope of consolidation and valuation	**0.0**	0.0
Financial resources at the end of the period	**113.7**	56.1

Statement of Shareholders' Equity

Statement of shareholders' equity of the LRP Group for the year 2004 pursuant to GAS 7

€ millions	Equity capital of the Group 31 Dec. 2003	Distribution	Transfer to/ withdrawal from reserves	Net income for the year	Changes within the consolidated Group	Other changes	Equity capital of the Group 31 Dec. 2004
Nominal capital	265.9					- 99.7	**166.2**
Silent participations	452.5					300.0	**752.5**
Capital reserve	0.0						**0.0**
Generated equity capital of the Group							
reserves from retained earnings	821.6		- 211.7[1]			- 5.0	**604.9**
Group profit	83.6	- 35.3	211.7	80.0		- 285.8[2]	**54.2**
Equity capital of LRP	1,623.6						**1,577.8**
capital	0.0						**0.0**
Group profit	0.0						**0.0**
Equity capital of minority shareholders	0.0						**0.0**
Equity capital of the Group 31 Dec.	1,623.6						**1,577.8**

[1] Withdrawals from reserves from retained earnings € 290.8 million and allocation from net income to reserves of € 79.1 million.

[2] Net effect from remuneration for the calling in and reduction of the nominal capital, less residual amounts.

Statement of shareholders' equity of the LRP Group for the year 2003 pursuant to GAS 7

€ millions	Equity capital of the Group 31 Dec. 2002	Distribution	Transfer to/ withdrawal from reserves	Net income for the year	Changes within the consolidated Group	Other changes	Equity capital of the Group 31 Dec. 2003
Nominal capital	265.9						**265.9**
Silent participations	452.5						**452.5**
Capital reserve	0.0						**0.0**
Generated equity capital of the Group							
reserves from retained earnings	726.4		63.1		- 0.2	32.3	**821.6**
Group profit	70.8	- 16.0	- 63.1	90.0		1.9	**83.6**
Equity capital of LRP	1,515.6						**1,623.6**
capital	0.4					- 0.4	**0.0**
Group profit	0.1					- 0.1	**0.0**
Equity capital of minority shareholders	0.5						**0.0**
Equity capital of the Group 31 Dec.	1,516.1						**1,623.6**

NOTES TO THE ANNUAL ACCOUNTS 2004

General

The Bank has prepared its unconsolidated and consolidated annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the Ordinance Regarding Accounting for Banks and Financial Services Institutions (RechKredV).

The breakdown of the balance sheets and the statements of income complies with the forms of the RechKredV and includes the items required for building societies. Information that may appear either in the balance sheet or in the Notes has been included in the Notes.

In preparing the consolidated accounts the following German Accounting Standards (GAS) published by the German Accounting Standards Committee (GASC) were applied:

- GAS 2 Cash Flow Statement and GAS 2-10 Cash Flow Statements of Financial Institutions
- GAS 3 Segment Reporting and GAS 3-10 Segment Reporting by Financial Institutions
- GAS 5 Risk Reporting and GAS 5-10 Risk Reporting by Financial Institutions and Financial Services Institutions
- GAS 7 Group Equity and Group overall result

The Notes to the unconsolidated and the consolidated annual financial statements have been summarized by exercising the option provided by § 298 (3) of the HGB. These Notes apply to both annual financial statements, except for separate explanations.

Accounting and Valuation Principles

Assets, liabilities and pending transactions were accounted for and valued in accordance with the standard valuation rules as defined by §§ 252 et seq. of the HGB unless otherwise stipulated by special regulations for financial institutions pursuant to §§ 340 e et seq. of the HGB.

Claims on banks and on customers are shown with their principal amounts outstanding. Only claims that conform to the requirements under §§ 11 and 12, (1) and (2) of the German Mortgage Bank Act (Hypothekenbankgesetz) are shown as claims on customers secured by mortgages.

If there are any differences between nominal and disbursement amounts or acquisition costs (premiums/ discounts) with regard to mortgage loans and other claims with interest rate features, they will be shown at their nominal value pursuant to § 340 e, (2) of the HGB. Premiums and discounts are included in deferred items on the assets or liabilities side and are released over the term of the related asset or liability or the shorter period for which a fixed interest rate has been agreed upon.

Pro rata interest is treated on an accrual basis and reported in the corresponding receivables line item.

We adhered to the strict lower of cost or market principle by adequate risk provisioning. Discernible risks in the lending business were adequately covered by individual value adjustments and provisions. In addition, we set up general provisions for country risk exposures relating to borrowers domiciled in countries rated as non-investment grade countries. In determining the basis for calculation specific provisions already made as well as risk-reducing factors (such as valuable collateral outside of the country of domicile or the short-term nature of receivables) are adequately taken into account. In addition, general provisions were established for latent risks inherent in the loan portfolio according to the relevant tax regulations up to an amount based on past experience. Risk provisions are reversed to the extent that the credit risk no longer applies. In this manner, we comply with tax regulations and commercial code provisions regarding the requirement to reverse write-downs where the reasons for them no longer exist.

Irrecoverable interest is not shown as income. Besides the fund for general bank risks pursuant to § 340 g of the HGB included in the balance sheet, provisional reserves were set up pursuant to § 340 f of the HGB to cover particular risks in the banking sector. These provisional reserves were deducted from the corresponding asset items.

Bills of exchange (drafts) held in the portfolio are carried at their actual value in appropriate cases reduced by specific provisions. They were discounted at the effective interest rate.

For valuation purposes, our securities portfolio is subdivided in the investment portfolio, the liquidity reserve and the trading portfolio in accordance with the intended use and pursuant to commercial code provisions.

Securities in the investment portfolio are held as long-term investments and are generally valued at acquisition costs. Securities held in the investment portfolio are written down to their repayment value unless a higher discount is required for reasons of credit quality. Write-ups are shown at their repayment value or at the lower acquisition costs. Partial amounts of the financial assets are valued at the strict lower of cost or market principle. The securities held as liquidity reserve and the trading portfolio are valued according to the strict lower of cost or market principle.

The portfolios in the trading account are set up in accordance with our risk management principles. The securities and derivatives positions in these portfolios are valued at stock exchange or market prices. In the process, we set off valuation gains against the amount of the corresponding valuation losses. A provision for anticipated losses is set up for valuation losses; unrealized valuation gains are not considered.

In the case of long-term investments related to hedging transactions with matching amounts, currencies and maturities (valuation unit), valuation of the underlying and hedging transactions is waived due to compensatory effects. Counterparty default risks are considered separately.

Interest resulting from own securities holdings is reported as interest income. Pro rata interest is treated on an accrual basis.

Disposals and write-ups or price gains realized are allocated to the financial investment results for securities in the investment portfolio, to the valuation result for securities held as liquidity reserve and to trading results for securities in the trading portfolio.

Dividends and other distributions are reported under current income from shares and other non fixed-rate securities.

Equity investments in affiliated and non-affiliated companies are carried at acquisition costs or where loss of value is expected to be permanent, they are written down to the lower attributable value on the balance sheet date. Provided that the reasons for a decrease in value do no longer exist, the write-ups will be effected up to their current value, but not exceeding their acquisition costs. In the year under review, profits or losses from the sale of equity investments are shown in other operating income or expenses for the first time pursuant to § 340 c (2), Sentence 2. Since these figures are of secondary importance, they have not been adjusted to the previous year's results.

Information on major shareholdings of LRP and further details pursuant to § 285 No. 11 and § 313 (4) of the HGB is given in the list of shareholdings.

Fixed assets are valued at acquisition or production costs. For assets subject to wear and tear we calculate systematic amortization in line with the options provided by tax law.

Since 1 January 2004 movable assets subject to wear and tear have been written off pro rata temporis pursuant to § 7 (1), Sentence 3 of the German Income Tax Act (EStG), i.e. in the year of acquisition or production of the asset depreciation is reduced by 1/12th for each full month preceding the month of acquisition or production of the asset concerned. Tangible fixed assets considered to be low-value assets pursuant to the tax regulations (§ 6 (2) of the German Income Tax Act) are fully written off in the year of their acquisition and treated as asset retirement in the same year.

In the case of tangible fixed assets, we carry out exceptional depreciations provided that a permanent loss in value has occurred. Any acquisition or production costs subsequently incurred are capitalized and depreciated systematically according to the adjusted depreciation schedule. Expenditure on the maintenance of fixed assets is recognized as expense on an accrual basis.

Since the end of fiscal 2004 software shown in the balance sheet under intangible assets has been treated in accordance with the statement issued by the German Institute of Public Accountants (IDW) dated 30 June 2004.

Derivative financial instruments are stated and valued in accordance with the accounting principles of commercial law. As a rule, internal transactions are concluded at rates in line with the market. Profit contributions realized from internal transactions from the trading point of view are recorded under net income from trading activities, whereas the corresponding results from the view of the internal counterpart are reflected in the interest result. Thus, there will be no impact on the result.

Options are shown in the balance sheet as other assets or other liabilities in the amount of premium paid or received. If necessary, we set up provisions to comply with the lower of cost or market principle and the imparity principle, respectively. The option premium only affects net income upon the option's sale or close-out, otherwise upon its expiry or exercise.

As far as a margin system is applied in the case of derivative financial instruments the margin payments are capitalized under other assets or carried as liability under the item other liabilities. We adhere to the imparity principle by setting up provisions when appropriate.

If derivative financial instruments are allocated to the trading portfolio in line with their intended use, we report profit contributions, if applicable, in net income from trading activities within the scope of the portfolio valuation. Derivative financial instruments allocated to the investment portfolio are predominantly used for hedging purposes.

Derivative transactions entered into to hedge interest rate and other price risks are included in the overall assessment of applicable risk categories and are therefore not shown separately (macro-hedges).

Other assets are valued at the lower of cost or market.

Discounted liabilities are shown at their current value, other liabilities are valued at the amount repayable. Premiums and discounts are included in deferred items on the asset or liabilities side and are released over the term of the related asset or liability. Pro rata interest calculated as of the balance sheet date is stated together with the underlying liability.

Upon reasonable commercial assessment, provisions are reported in the amount of the expected call on provisions or impending losses from pending transactions, whereby positive profit contributions, such as the anticipated realization value of collateral, were adequately taken into account. As a rule, no discounting is applied.

Provisions for pensions and similar obligations have been computed in accordance with actuarial principles pursuant to the discount value method on the basis of a 6 % interest rate in accordance with § 6 a of the German Income Tax Act based on the mortality tables of Dr. Klaus Heubeck.

As to stepped coupon bonds with gradually growing interest over the term of the contract, provisions were based on the effective interest rates calculated for the term of the contract pursuant to § 249 (2) of the HGB.

Foreign currencies are converted in accordance with § 340 h of the HGB as well as the statement of the Expert Banking Committee (BFA) of the German Institute of Independent Auditors (IDW) dated 3/95. Assets denominated in foreign currencies and treated as fixed assets are converted into € at cost. Other foreign currency assets and liabilities as well as spot transactions entered into before but settled after the balance sheet date are converted at the reference mean spot rate, determined according to the procedure stipulated by the German Federal Association of Public Banks (EuroFX-reference price system) at the end of the year. Open forward transactions are converted at the forward exchange rate effective on the balance sheet.

Swap premiums resulting from forward exchange transactions which provably serve hedging of interest-bearing balance sheet items are deferred over time. The resulting amounts are shown in the interest result. The differences arising from the currency translation of hedged balance sheet items and the related hedging transactions are netted out and reported under other assets.

The balance sheet items and the outstanding positions in foreign currencies allocated to current assets are, in principle, classified and valued as specially hedged in each currency pursuant to § 340 h (2), Sentence 2 of the HGB. To this end, expenses and income from the currency translation are reported in the statement of income pursuant to § 340 h (2), Sentences 1 and 2 of the HGB.

Taxes are deferred when differences in results achieved according to commercial code provisions or tax regulations are likely to be reversed in future fiscal years. The tax deferrals will be established according to the tax burden or tax relief anticipated for the following business years.

Deferred taxes on the liabilities side are shown under provisions for tax reserves within the LRP Group. When computing deferred taxes, tax rates are used that are expected to apply upon reversal of the temporary differences. No discounting is applied.

Extraordinary expenses accrued in the form of restructuring costs and are shown in a separate item.

Consolidated Companies and Consolidation Methods

In addition to the Bank's results, the annual financial statements as of 31 December 2004 also include the results of its Luxembourg branch, and the annual accounts of Landes-Bausparkasse Rheinland-Pfalz (LBS).

Apart from LRP as parent company, four affiliated companies are consolidated in the financial statements of the LRP Group according to § 290 HGB. One associated company is consolidated pursuant to the equity method as defined by § 311 of the HGB (as shown in the following table).

Name and registered office of the consolidated companies	Share in capital in %
Affiliated companies:	
- LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg	100
- Meridian Vermögensverwaltungsgesellschaft mbH, Mainz	100
- LB Rheinland-Pfalz Finance B.V., Amsterdam	100
- LRP Capital GmbH, Mainz	100
Associated company:	
- Deutsche Anlagen-Leasing Group, Mainz	26.66

Seven affiliated companies are not included in the consolidated accounts pursuant to § 296 (1) and (2) of the HGB, due to the fact that the parent company does not or cannot exert a controlling influence on the business activities of the subsidiary, that the shareholdings are only held for the purpose of resale and taking into account that the other subsidiaries are of secondary importance as to the presentation of the financial situation and the profitability of the LRP Group.

The Group annual accounts were prepared in accordance with the uniform accounting and valuation principles pursuant to § 308 of the HGB.

With regard to capital consolidation, book values of the equity investments held by LRP are set off against the equity in accordance with the book value method pursuant to § 301 (1), No. 1 HGB. The assigned values at the beginning of the fiscal year or the date of the first-time consolidation served as a basis pursuant to § 301 (2) of the HGB. The same applies to shares additionally acquired in Group companies. Resulting differences on the asset side are set off against reserves from retained earnings by exercising the option provided by § 309 (1), Sentence 3 of the HGB. There are no differences on the liabilities side resulting from the first-time consolidation.

Claims and liabilities as well as expenses and income between companies included in the consolidation are fully eliminated within the debt consolidation pursuant to § 303 of the HGB as well as the consolidation of income and expenses pursuant to § 305 of the HGB.

Internal transactions within the Group are concluded in line with market conditions. In the year under review we waived the elimination of interim results due to their secondary importance (§ 304 (2), Sentence 2 and (3) of the HGB).

The associated company has been valued at equity according to the book value method pursuant to § 312 (1) of the HGB.

Explanations concerning the Balance Sheet

(1) Claims on banks	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
This item includes:				
– claims on savings banks in Rheinland-Pfalz	**6,128.2**	**6,210.8**	6,311.5	6,388.9
– claims on affiliated companies	**1,808.0**	**0.0**	2,251.1	0.0
– claims on non-affiliated companies in which an equity investment is held	**1,432.1**	**1,817.0**	1,774.1	1,776.9
– subordinated claims	**30.8**	**30.8**	30.8	30.8
– claims serving as cover for bonds issued	**8,278.5**	**8,278.5**	7,761.6	7,761.6
Sub-item b) other claims includes claims with a residual maturity of:				
– up to three months	**4,299.2**	**5,446.2**	5,077.7	6,007.2
– between three months and one year	**3,019.1**	**3,476.5**	4,333.1	3,365.7
– between one and five years	**6,516.0**	**6,403.3**	6,421.1	6,695.4
– more than five years	**4,354.0**	**4,362.3**	4,578.9	4,582.9

(2) Claims on customers	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
This item includes:				
– claims on affiliated companies	**33.7**	**4.3**	30.3	6.6
– claims on non-affiliated companies in which an equity investment is held	**246.7**	**246.7**	241.0	241.0
– subordinated claims	**44.7**	**44.7**	45.2	45.2
– claims serving as cover for bonds issued	**9,121.5**	**9,121.5**	9,280.9	9,280.9
– claims with undetermined maturity	**0.0**	**140.9**	0.0	38.5
This item includes claims with a residual maturity of:				
– up to three months	**2,302.0**	**2,952.4**	2,573.5	3,055.2
– between three months and one year	**1,880.4**	**2,039.8**	2,088.0	2,281.7
– between one and five years	**6,802.8**	**7,067.6**	6,656.4	6,887.9
– more than five years	**7,906.2**	**7,969.1**	8,259.3	8,476.6

(3) Bonds and other fixed-rate securities	Bank	Group	Bank	Group
€ millions	2004	2004	2003	2003
This item includes:				
- claims on affiliated companies	10.9	0.0	69.6	40.6
- claims on non-affiliated companies in which an equity investment is held	1,135.9	1,135.9	1,144.6	1,144.6
- subordinated claims	112.8	141.3	372.4	395.2
- claims serving as cover for bonds issued	2,489.6	2,489.6	2,234.8	2,234.8
Securities eligible for listing on a stock exchange included in this item:				
- listed on a stock exchange	14,547.9	22,140.8	11,774.8	17,632.3
- not listed on a stock exchange	296.7	930.6	364.1	777.0
This item includes amounts due in 2005 of	4,624.1	6,449.4	3,169.8	4,174.3
Bond holdings carried as long-term investments	7,767.1	7,767.1	8,069.8	8,069.8
- of which valued at the mitigated lower of cost or market principle	1,011.5	1,011.5	1,387.8	1,387.8

(4) Shares and other non-fixed-rate securities	Bank	Group	Bank	Group
€ millions	2004	2004	2003	2003
Securities eligible for listing on a stock exchange included in this item:				
- listed on a stock exchange	18.7	25.0	7.7	20.9
- not listed on a stock exchange	31.8	71.5	4.0	52.2
This item includes subordinated securities of	4.0	4.0	5.1	5.1
The balance sheet item shares and other non-fixed-rate securities include long-term investments	568.6	568.6	476.2	476.2
- of which valued at the mitigated lower of cost or market principle	1.2	1.2	1.9	1.9

(5) Equity investments in non-affiliated companies	Bank	Group	Bank	Group
€ millions	2004	2004	2003	2003
Securities eligible for listing on a stock exchange included in this item				
- listed on a stock exchange	0.0	0.0	11.6	11.6
- not listed on a stock exchange	32.7	32.7	32.6	32.7

(6) Equity investments in affiliated companies	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
Securities eligible for listing on a stock exchange included in this item:				
– listed on a stock exchange	**0.0**	**0.0**	0.0	0.0
– not listed on a stock exchange	**333.3**	**1.5**	333.3	0.1

(7) Trust assets	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
This item includes:				
– claims on banks	**3.4**	**3.4**	4.0	4.0
– claims on customers	**1,286.6**	**1,286.6**	1,999.8	1,999.8
Governmental housing loans included in this item amount to	**1,271.9**	**1,271.9**	1,981.6	1,981.6

(8) Fixed assets	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
This item includes:				
– real estate and buildings used for the Bank's own business	**98.2**	**106.6**	97.1	105.7
– office equipment	**9.0**	**11.1**	26.8	29.7

(9) Other assets	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
This item includes:				
– deferred interest rate swaps	**897.1**	**949.5**	835.3	883.0
– option premiums paid	**22.1**	**22.5**	25.6	26.1
– collection items	**37.8**	**37.8**	51.1	51.2
– claims for tax refunds	**38.6**	**38.7**	24.5	24.5
– CAP premiums paid	**7.9**	**7.9**	10.6	10.6
– real estate and buildings in current assets	**2.0**	**2.0**	2.3	2.3
– derivatives valuation	**7.1**	**10.6**	3.6	3.6

(10) Deferred items	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
Including premiums and discounts relating to claims and liabilities of	**81.6**	**133.5**	73.3	130.3

Information relating to several items	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
Assets denominated in a foreign currency	**5,812.6**	**8,670.2**	6,650.7	8,774.5
Book value of assets under repurchase agreements	**508.1**	**557.0**	859.9	859.9

(11) Investments	Acquisition/production costs	Additions	Subtractions	Transfers	Rate changes	Write-ups	Depreciations 2004	Depreciations cumulated	Book value 31 Dec. 2004	Book value 31 Dec. 2003
€ millions										
Bank										
Bonds and other fixed-rate securities	7,979.3	2,444.0	2,603.5	- 16.4	- 131.5	0.7	0.9	34.5	**7,638.1**	7,924.3
Shares and other non-fixed-rate securities	555.4	91.9	0.7	0.0	0.0	3.8	2.7	81.8	**568.6**	476.2
Equity investments in non-affiliated companies	412.0	0.7	11.6	0.0	0.0	0.0	5.0	12.5	**388.6**	404.5
Equity investments in affiliated companies	348.4	0.0	0.4	0.0	0.0	0.0	0.0	0.0	**348.0**	348.4
Intangible assets	0.0	1.7	0.4	29.0	0.0	0.0	4.4	16.7	**13.6**	0.0
Fixed assets	259.9	19.5	2.8	- 41.8	0.0	0.0	7.4	110.3	**124.5**	141.7
Bank total	**9,555.0**	**2,557.8**	**2,619.4**	**- 29.2**	**- 131.5**	**4.5**	**20.4**	**255.8**	**9,081.4**	**9,295.1**
Group										
Bonds and other fixed-rate securities	7,979.3	2,444.0	2,603.5	- 16.4	- 131.5	0.7	0.9	34.5	**7,638.1**	7,924.3
Shares and other non-fixed-rate securities	555.4	91.9	0.7	0.0	0.0	3.8	2.7	81.8	**568.6**	476.2
Equity investments in non-affiliated companies[1]	425.0	2.8	11.9	0.0	0.0	- 21.2	5.0	12.8	**381.9**	417.1
Equity investments in affiliated companies	4.5	1.5	0.0	0.0	0.0	0.0	0.0	0.0	**6.0**	4.5
Intangible assets[2]	0.0	8.3	0.4	29.0	0.0	0.0	7.7	20.0	**16.9**	0.0
Fixed assets	279.1	20.0	3.3	- 41.8	0.0	0.0	8.8	118.9	**135.1**	153.2
Group total	**9,243.3**	**2,568.5**	**2,619.8**	**- 29.2**	**- 131.5**	**- 16.7**	**25.1**	**268.0**	**8,746.6**	**8,975.3**

[1] The amount shown under equity investments in non-affiliated companies as write-ups reflects the difference in the equity capital of Deutsche Anlagen-Leasing Group resulting from the equity valuation.

[2] Of the item "intangible assets" goodwill accounts for € 3.3 million.

(12) Liabilities to banks	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
This item includes:				
- liabilities to related savings banks	**1,807.1**	**1,813.5**	1,925.9	1,931.0
- liabilities to affiliated companies	**877.4**	**0.0**	70.6	0.0
- liabilities to non-affiliated companies in which an equity investment is held	**178.9**	**329.4**	380.0	444.2
Sub-item b) with an agreed maturity or period of notice includes residual maturities of:				
- up to three months	**5,752.8**	**10,919.3**	5,055.2	8,491.5
- between three months and one year	**505.8**	**966.0**	938.7	1,483.8
- between one and five years	**2,689.6**	**2,689.6**	2,560.7	2,548.1
- more than five years	**3,879.5**	**3,879.5**	3,509.1	3,509.1

(13) Liabilities to customers	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
This item includes:				
- liabilities to affiliated companies	**540.1**	**4.5**	548.4	1.8
- liabilities to non-affiliated companies in which an equity investment is held	**39.9**	**39.9**	54.8	54.8
Sub-item ac) with an agreed period of notice of more than three months includes residual maturities of:				
- up to three months	**0.2**	**0.2**	0.2	0.2
- between three months and one year	**0.7**	**0.7**	0.7	0.7
- between one and five years	**0.3**	**0.3**	0.5	0.5
- more than five years	**0.0**	**0.0**	0.0	0.0
Sub-item bb) with an agreed maturity or period of notice includes residual maturities of:				
- up to three months	**1,915.4**	**2,251.1**	1,469.8	1,746.1
- between three months and one year	**973.3**	**499.8**	228.1	259.6
- between one and five years	**1,500.2**	**1,502.3**	2,019.5	1,509.9
- more than five years	**4,101.8**	**4,102.2**	3,266.9	3,266.8

(14) Certificated liabilities	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
This item includes:				
- liabilities to affiliated companies	**51.5**	**51.5**	49.3	49.3
- liabilities to non-affiliated companies in which an equity investment is held	**1,434.7**	**1,434.7**	1,292.1	1,292.1
Sub-item a) debt issues due in 2005	**3,712.4**	**4,302.1**	5,032.2	5,084.5
Sub-item b) other certificated liabilities has a residual maturity of up to three months	**0.0**	**0.0**	0.0	0.0

(15) Trust liabilities	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
This item includes:				
- liabilities to banks	**16.8**	**16.8**	20.6	20.6
- liabilities to customers	**1,273.2**	**1,273.2**	1,983.2	1,983.2
Government housing loans included in this item amount to	**1,271.9**	**1,271.9**	1,981.6	1,981.6

(16) Other liabilities	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
This item includes:				
- deferred interest rate swaps	**765.1**	**841.5**	758.1	852.8
- derivatives valuation	**7.2**	**7.2**	1.4	1.4
- offsetting items from the valuation of currency transactions	**187.4**	**187.4**	180.3	187.8
- CAP premiums received	**8.6**	**8.6**	11.5	11.5
- option premiums received	**30.5**	**30.8**	27.8	28.3
- interest expenses on profit participation capital	**31.4**	**31.4**	31.4	31.4
- proportionate share of interest owed for subordinated liabilities	**8.1**	**8.1**	9.3	9.3
- interest expenses on silent participations	**40.0**	**40.0**	30.6	30.6

(17) Deferred items	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
Deferred items on the liabilities side include received discounts relating to claims	**26.6**	**28.1**	34.3	36.2

(18) Special item with partial reserve character	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
The special items shown were based on following laws:				
– § 6 b German Income Tax Act	**11.2**	**–***	11.5	–*

* Adjustment on Group-level due to the abolition of § 308 (3) of the HGB.

(19) Subordinated liabilities	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
Cost incurred in connection with the raising of funds shown in this item	**38.3**	**38.3**	37.4	37.4
Details of subordinated liabilities:				
Description	**currency**	**amount**	**interest rate in %**	**due on**
Schuldscheindarlehen	€	**15.0**	5.420	15.12.2015
Schuldscheindarlehen	€	**5.0**	5.430	01.12.2015
Schuldscheindarlehen	€	**28.0**	5.460	15.12.2015
Schuldscheindarlehen	€	**15.0**	5.310	15.12.2015
Collared floating rate notes	US-$	**73.3**	6-months-Libor – 0.250	29.12.2005
			Cap: 8.000	
			Floor: 5.000	
Dual currency notes	Yen	**143.1**	5.300	16.10.2015
Notes	Yen	**35.8**	2.200	29.12.2007
Notes	Yen	**35.8**	2.595	16.07.2010
Notes	CHF	**129.5**	3.500	30.10.2015
Notes	€	**10.0**	5.260	18.10.2015
Bond	DM	**25.6**	5.750	17.12.2007
Floating rate notes	€	**40.0**		15.12.2015
Bond	US-$	**220.0**		23.02.2028
Bank total		**776.1**		
Group total		**776.1**		

The terms of subordination of these funds meet the requirements of the German Banking Act. A conversion into equity or another form of debt is not provided for. There is no right of early redemption.

(20) Equity capital € millions	Bank 2004	Group 2004	Bank 2003	Group 2003
This item is composed as follows:				
a) subscribed capital				
aa) nominal capital	**166.2**	**166.2**	265.9	265.9
ab) silent participations	**752.5**	**752.5**	452.5	452.5
b) reserves from retained earnings				
ba) reserves required by the Bank's statutes	**106.7**	**106.7**	99.5	99.5
of which: reserves of Landes-Bausparkasse	**18.3**	**18.3**	17.1	17.1
bb) other reserves from retained earnings	**288.4**	**498.2**	523.6	722.1
of which: reserves of Landes-Bausparkasse	**158.6**	**158.6**	148.7	148.7
c) profit	**44.7**	**54.2**	71.6	83.6
of which: profit of Landes-Bausparkasse	**6.0**	**6.0**	12.8	12.8

Information relating to several items € millions	Bank 2004	Group 2004	Bank 2003	Group 2003
Liabilities denominated in a foreign currency	**7,598.3**	**10,108.4**	8,952.4	10,703.2

Notes to the Statement of Income

Geographical breakdown:

(21) Interest income	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
– Federal Republic of Germany	**1,587.5**	**1,540.1**	1,741.7	1,696.1
– Europe	**15.1**	**490.5**	19.8	465.8

(22) Current income from shares and other non-fixed-rate securities, equity investments in non-affiliated companies and in affiliated companies	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
– Federal Republic of Germany	**120.4**	**69.0**	72.7	37.0
– Europe	**0.0**	**8.1**	0.0	11.2

(23) Commission income	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
– Federal Republic of Germany	**90.6**	**86.2**	121.1	118.6
– Europe	**0.0**	**21.4**	0.0	21.8

(24) Net income from trading activities	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
– Federal Republic of Germany	**14.0**	**14.0**	17.2	17.2
– Europe	**0.0**	**15.1**	0.0	– 1.9

(25) Other operating income	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
– Federal Republic of Germany	**15.8**	**15.1**	11.1	14.7
– Europe	**0.0**	**1.1**	0.2	1.2

Further information

Cover fund	Bank	Group	Bank	Group
€ millions	**2004**	**2004**	2003	2003
Pfandbriefe				
Pfandbriefe outstanding	**1,734.5**	**1,734.5**	2,074.5	2,074.5
Assets serving as cover	**2,626.8**	**2,626.8**	2,178.0	2,178.0
Cover surplus	**892.3**	**892.3**	103.5	103.5
Public Pfandbriefe				
Pfandbriefe outstanding	**14,950.9**	**14,950.9**	13,903.4	13,903.4
Assets serving as cover	**17,262.9**	**17,262.9**	17,099.2	17,099.2
Cover surplus	**2,312.0**	**2,312.0**	3,195.8	3,195.8

Information on transactions exposed to market risks

On the balance sheet date, unsettled forward transactions comprised:

- forward transactions in foreign currencies (such as forward foreign exchange transactions, currency swaps, interest rate and currency swaps, and currency options),
- interest rate-related forward transactions (such as interest rate futures, interest rate swaps, forward rate agreements, floors and caps and interest rate options),
- forward transactions with other price risks (such as share futures, share options, index futures and index options).

Most of these transactions were entered into by the Bank and by the Group for hedging purposes.

The volume of derivatives transactions at the main companies of the Group is as follows:

Derivatives transactions – Presentation of trading transactions –	Nominal values	Nominal values	Credit risk equivalent	Positive market values	Negative market values
€ millions	31 Dec. 2004	31 Dec. 2003	31 Dec. 2004	31 Dec. 2004	31 Dec. 2004
Interest rate risks					
Interest rate swaps	106,773	72,107	302	2,199	2,016
Forward rate agreements	0	0	0	0	0
Interest rate options					
- purchases	242	145	3	2	0
- sales	1,682	183	4	0	4
Caps, floors	2,488	2,481	4	8	7
Exchange traded contracts	4,796	5,961	6	1	0
Other interest rate forward transactions	0	64	0	0	0
Total	115,981	80,941	319	2,210	2,027
Currency risks					
Forward foreign exchange transactions	3,463	2,733	77	96	101
Currency swaps/interest rate and currency swaps	10	10	0	0	0
Currency options					
- purchases	1,515	1,347	19	35	0
- sales	1,841	1,394	6	0	34
Exchange traded contracts	0	0	0	0	0
Other currency forward transactions	0	0	0	0	0
Total	6,829	5,484	102	131	135
Share and other price risks					
Exchange traded contracts	0	0	0	0	0
Share options					
- purchases	11	0	1	1	0
- sales	0	0	0	0	0
Other forward transactions	46	8	1	0	0
Total	57	8	2	1	0
Credit derivatives					
- purchases	0	0	0	0	0
- sales	0	0	0	0	0
Total	0	0	0	0	0

Derivatives transactions – Presentation of non-trading transactions –	Nominal values	Nominal values	Credit risk equivalent	Positive market values	Negative market values
€ millions	31 Dec. 2004	31 Dec. 2003	31 Dec. 2004	31 Dec. 2004	31 Dec. 2004
Interest rate risks					
Interest rate swaps	23,566	55,156	96	921	1,003
Forward rate agreements	1,000	674	0	0	0
Interest rate options					
- purchases	0	62	0	0	0
- sales	103	65	0	0	2
Caps, floors	452	724	0	11	0
Exchange traded contracts	493	173	8	1	1
Other interest rate forward transactions	0	0	0	0	0
Total	25,614	56,854	104	933	1,006
Currency risks					
Forward foreign exchange transactions	12	19	0	0	0
Currency swaps/interest rate and currency swaps	11,117	11,290	310	253	358
Currency options					
- purchases	0	0	0	0	0
- sales	0	0	0	0	0
Exchange traded contracts	0	0	0	0	0
Other currency forward transactions	0	0	0	0	0
Total	11,129	11,309	310	253	358
Share and other price risks					
Exchange traded contracts	0	0	0	0	0
Share options					
- purchases	8	10	0	0	0
- sales	9	12	0	0	1
Other forward transactions	155	232	11	2	1
Total	172	254	11	2	2
Credit derivatives					
- purchases	15	35	0	0	0
- sales	3,594	2,862	0	15	0
Total	3,609	2,897	0	15	0

Derivatives transactions – maturity breakdown – nominal values	Interest rate risks	Interest rate risks	Currency risks	Currency risks	Share and other price risks	Share and other price risks	Credit derivatives	Credit derivatives
€ millions	**31 Dec. 2004**	31 Dec. 2003	**31 Dec. 2004**	31 Dec. 2003	**31 Dec. 2004**	31 Dec. 2003	**31 Dec. 2004**	31 Dec. 2003
Residual maturities								
– up to three months	**19,925**	20,704	**4,765**	4,489	**143**	170	**0**	–
– between three months and one year	**31,229**	27,194	**5,283**	2,376	**85**	92	**98**	288
– between one and five years	**54,649**	53,114	**5,768**	7,661	**1**	–	**2,012**	1,785
– more than five years	**35,792**	36,784	**2,141**	2,268	**0**	–	**1,499**	824
Total	**141,595**	137,796	**17,957**	16,794	**229**	262	**3,609**	2,897

Derivatives transactions – *counterparty breakdown* –	**Nominal values**	**Nominal values**	**Credit risk *equivalent***	**Positive *market values***	**Negative *market values***
€ millions	**31 Dec. 2004**	31 Dec. 2003	**31 Dec. 2004**	**31 Dec. 2004**	**31 Dec. 2004**
OECD banks	**141,156**	134,613	**578**	**3,139**	**3,157**
Non-OECD banks	**10**	11	**1**	**0**	**3**
OECD public-sector entities	**2,658**	2,647	**57**	**50**	**7**
Other counterparties*	**19,566**	20,478	**212**	**357**	**361**
Total	**163,390**	157,749	**848**	**3,546**	**3,528**

* *including exchange traded contracts*

The credit risk equivalent and the positive and negative market values are calculated pursuant to Principle I according to the market valuation method before counterparty weighting. The positive market values only refer to contracts, the covering of which would lead to additional costs. This would be necessary after an assumed failure of the counterparty in order to achieve the same position as existed prior to such failure.

Other financial commitments not included in the balance sheet

On the balance sheet date the Bank and the Group had deposited bonds with a principal amount of € 4,184 million with Deutsche Bundesbank, Hauptverwaltung Mainz, as collateral for advances against securities (Lombard loans), of which € 1,400 million were utilized. Furthermore, the Bank had pledged securities in the principal amount of € 490 million and the Group of € 538.8 million to other banks under repurchase agreements.

On the balance sheet date the Bank's contingent liability arising from its participation in the Reserve Fund of the Landesbanken/Girozentralen (Sicherungsreserve) for the protection of depositors of the public-sector banks, which may amount to up to 1.5 ‰ of the claims on customers, amounted to € 0 million for the Bank and the Group. There are no payment obligations to the fund for the time being.

In accordance with the statutes of the Deposit Insurance Fund, we are additionally obliged to indemnify the German Savings Banks and Giro Association e.V., Berlin, as the guardian of the Reserve Fund of the Landesbanken/Girozentralen, for any losses that they may incur arising from measures in support of a credit institution in which we hold an equity investment.

Financial obligations of about € 3.9 million for the Bank and about € 5.3 million for the Group will be incurred, respectively, as a result of initiated capital expenditures and continuous obligations.

Liabilities from not fully paid-in capital subscriptions relating to equity investments in non-affiliated companies amounted to € 8.5 million for the Bank and to € 28.4 million for the Group. Contingent liabilities in accordance with § 24 of the Act relating to Limited Companies (GmbH-Gesetz) in connection with calls for payment of capital contributions existed in the case of one company.

The Bank's equity capital in Liquiditäts-Konsortialbank GmbH, Frankfurt (Main), has been fully paid up. Under the obligation of each shareholder to make additional contributions in the amount of up to five times its equity capital in said bank, LRP is liable for an amount of € 13.8 million, commensurate with its percentage of shares held. The Bank is obliged to make further contributions, should other shareholders in said bank who are members of the German Savings Banks and Giro Association fail to meet their obligations to make additional contributions.

The Bank is a guarantor of DekaBank Deutsche Girozentrale, Berlin and Frankfurt (Main).

The Bank will, except in the case of political risk, ensure, that LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg, will be in a position to meet its obligations.

Guarantors' Meeting

(1 January to 31 December 2004)

Chairman

Heinrich Haasis
President
Savings Banks Association
of Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

Hans Otto Streuber
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Members

Rainer Brüderle
Member of the Lower House of Parliament
Vice Chairman
of the Liberal Party
State Minister (retired)
Berlin

Hans Jörg Duppré
District Administrator
Pirmasens

Dr. Thomas R. Fischer
Chairman of the Managing Board
WestLB AG
Düsseldorf
until 8 October 2004

Winfried Gassen
Chairman of the Managing Board
Sparkasse Mittelmosel
Eifel-Mosel-Hunsrück
Bernkastel-Kues

Horst Hoffmann
Chairman of the Managing Board
Sparkasse Südliche Weinstraße
in Landau i. d. Pfalz
Landau
from 20 February 2004

Gernot Mittler
Minister of Finance
of the State of Rheinland-Pfalz
Mainz

Dr. h.c. Friedel Neuber †
Chairman of the Managing Board (retired)
WestLB AG
Düsseldorf
until 11 October 2004

Hans Dietmar Sauer
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Helmut Schröer
Lord Mayor
Trier

Dr. Matthijs van den Adel
Member of the Managing Board
WestLB AG
Düsseldorf
from 1 February 2004
until 11 October 2004

Guarantors' Meeting

(as of 1 January 2005)

Chairman

Heinrich Haasis

President
Savings Banks Association
of Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

Dr. Siegfried Jaschinski

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Members

Michael Horn

Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Rainer Brüderle

Member of the Lower House of Parliament
Vice Chairman
of the Liberal Party
State Minister (retired)
Berlin

Hans Jörg Duppré

District Administrator
Pirmasens

Gernot Mittler

Minister of Finance
of the State of Rheinland-Pfalz
Mainz

Hans Otto Streuber

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Supervisory Board

(1 January to 31 December 2004)

Chairman

Hans Otto Streuber

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Vice Chairmen

Dr. Thomas R. Fischer

Chairman of the Managing Board
WestLB AG
Düsseldorf

from 11 March 2004
until 8 October 2004
Member:
from 1 January 2004
until 10 March 2004

Heinrich Haasis

President
Savings Banks Association
of Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Gernot Mittler

Minister of Finance
of the State of Rheinland-Pfalz
Mainz

Members

Dr. Peter Barth

Member of the Advisory Council
Lohmann GmbH & Co. KG
Neuwied

until 11 October 2004

Jens Beutel

Lord Mayor
Mainz

Karl-Heinz Dielmann

Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

Hans Jörg Duppré

District Administrator
Pirmasens

Helmut Fahlbusch

Vice Chairman of the Company
Council (retired)
Schott AG
Mainz

until 11 October 2004

Dr. Winfried Hirschberger

District Administrator
Kusel

Max Dietrich Kley

Member of the Supervisory Board
BASF Aktiengesellschaft
Ludwigshafen

until 11 October 2004

Dr. Henning Osthues-Albrecht

Chairman of the Managing Board
Sparkasse Essen
Essen

until 11 October 2004

RICHARD PATZKE
General Manager
Chamber of Industry and Commerce
for Rheinhessen
Mainz

KLAUS PINKEMEYER
Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

HANS DIETMAR SAUER
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

MICHAEL W. SCHMIDT
Chairman of the Managing Board
Sparkasse Worms-Alzey-Ried
Worms

DR. MATTHIJS VAN DEN ADEL
Member of the Managing Board
WestLB AG
Düsseldorf
from 1 February 2004
until 11 October 2004

DR. CHRISTOF WOLFF
Lord Mayor
Landau

Bank employees in advisory capacity

HILDE BIONDI
Bank Clerk
until 31 January 2004

EWALD BRAUN
Assistant Vice President
from 1 September 2004

DIETER ENGEL
Bank Clerk
until 31 August 2004

THORSTEN GERHARD
Bank Clerk

GÜNTER KEUPER
Vice President
until 14 December 2004

KLAUS-DIETER KLEBER
Bank Clerk
until 14 December 2004

ALEXANDRA MOSTERT
Assistant Vice President
from 1 February 2004

SIGRID MÜLLER-GESSINGER
Bank Clerk
until 14 December 2004

IRMGARD SCHMITZ
Vice President

GERHARD WEBER
Bank Clerk

JULIANE ZIMMER
Vice President
until 14 December 2004

Deputies

PROF. DR. INGOLF DEUBEL
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz

DR. NORBERT EMMERICH
Member of the Managing Board
WestLB AG
Düsseldorf
from 1 May 2004
until 11 October 2004

KLAUS-MICHAEL GEIGER
Member of the Managing Board
WestLB AG
Düsseldorf
until 11 October 2004

DR. KARL HEIDENREICH
Member of the Managing Board
Landesbank Baden-Württemberg
Mannheim

MICHAEL HORN
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

JAKOB KASTER
Member of the Managing Board
Sparkasse Südliche Weinstraße
in Landau i. d. Pfalz
Landau

FRANZ LINK
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern

DIETER MÜHLENHOFF
Chairman of the Managing Board
Sparkasse Trier
Trier

SUPERVISORY BOARD

(as of 1 January 2005)

WERNER SCHINELLER
Lord Mayor
Speyer

HANSJOCHEM SCHRADER
District Administrator (retired)
Alzey

DR. EBERHARD SCHULTE-WISSERMANN
Lord Mayor
Koblenz

NORBERT WAHL
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

ROLF WEGELER
Owner of the Wineries
Geheimrat J. Wegeler Erben
Koblenz
until 11 October 2004

PETER PAUL WEINERT
District Administrator
Montabaur

DR. AXEL WIESENHÜTTER
Executive Partner
Schuster & Sohn KG
Kaiserslautern
until 11 October 2004

WALTER ZUBER
Minister of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz

Chairman

DR. SIEGFRIED JASCHINSKI
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

HEINRICH HAASIS
President
Savings Banks Association
Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Members

JENS BEUTEL
Lord Mayor
Mainz

KARL-HEINZ DIELMANN
Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

HANS JÖRG DUPPRÉ
District Administrator
Pirmasens

DR. WINFRIED HIRSCHBERGER
District Administrator
Kusel

MICHAEL HORN
Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

GERNOT MITTLER
Minister of Finance
of the State of Rheinland-Pfalz
Mainz

RICHARD PATZKE
General Manager
Chamber of Industry and Commerce for
Rheinhessen
Mainz

KLAUS PINKEMEYER
Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

HANS OTTO STREUBER
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

DR. CHRISTOF WOLFF
Lord Mayor
Landau

Bank employees in advisory capacity

(until 4 March 2005)

EWALD BRAUN
Assistant Vice President

THORSTEN GERHARD
Bank Clerk

CLÄRE HOLZKÄMPER
Bank Clerk

ALEXANDRA MOSTERT
Assistant Vice President

IRMGARD SCHMITZ
Vice President

Deputies

KARL PETER BRUCH
Minister of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz

PROF. DR. INGOLF DEUBEL
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz

DR. KARL HEIDENREICH
Member of the Managing Board
Landesbank Baden-Württemberg
Mannheim

FRANZ LINK
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern

JOACHIM E. SCHIELKE
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

WERNER SCHINELLER
Lord Mayor
Speyer

DR. EBERHARD SCHULTE-WISSERMANN
Lord Mayor
Koblenz

KARL-OTTO VELTEN
District Administrator
Bad Kreuznach

NORBERT WAHL
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

PETER PAUL WEINERT
District Administrator
Montabaur

KLAUS DIETER WENDE
Chairman of the Managing Board
Kreissparkasse Rhein-Hunsrück
Simmern

RUDOLF ZIPF
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Managing Board of Landesbank Rheinland-Pfalz

Dr. h.c. Klaus G. Adam
Chairman
until 31 December 2004

Dr. Friedhelm Plogmann
Chairman
as of 1 January 2005

Vice Chairman
until 31 December 2004

Werner Fuchs

Paul K. Schminke

The total remuneration of the Managing Board amounted to € 2.090 million (previous year € 1.921 million) for the Bank and to € 2.150 million (previous year € 1.974 million) for the Group, of the Supervisory Board (Bank and Group) € 0.246 million (previous year € 0.260 million).

Current payments for former members of the Managing Board (Bank and Group) and their surviving dependents (Bank and Group) amounted to € 1.689 million (previous year € 1.653 million). Provisions for pension liabilities for this group (Bank and Group) amount to € 18.929 million (previous year € 16.128 million).

Loans and advances granted to members of the Managing Board amounted to € 0 (previous year € 0); to members of the Supervisory Board € 0.321 million (previous year € 1.319 million).

Number of employees (annual average)

	male	female	total
Landesbank			
full time	707	438	1,145
part time	10	213	223
	717	651	1,368
trainees	17	15	32
	734	**666**	**1,400**
Landes-Bausparkasse			
full time	131	113	244
part time	1	42	43
	132	**155**	**287**
Bank total	**866**	**821**	**1,687**
Group companies			
full time	95	55	150
part time	2	5	7
trainees	2	2	4
	99	**62**	**161**
Group total	**965**	**883**	**1,848**

Shareholdings

The following list includes the shareholdings of Landesbank Rheinland-Pfalz - Girozentrale - pursuant to § 285 Item 11 HGB. The numbers are based on the most recent audited financial statements. Information relating to large corporations pursuant to § 340 a (4) no. 2 HGB has been added to the list.

No.	Name/Head office	Shareholding	Equity capital[1]	Profit or loss
		%	€ thousands	€ thousands
1.	Aaron Grundstücksverwaltungsgesellschaft mbH, Oberursel [2), 6)]	50.00	- 234	- 112
2.	A. S. Grundstücksverwaltungs-GmbH, Ingelheim [2)]	100.00	40	- 7
3.	Deutsche Anlagen-Leasing GmbH, Mainz [5)]	26.67	188,898	5,921
4.	equinet AG, Frankfurt (Main)	25.54	15,415	- 865
5.	GLB GmbH & Co OHG, Frankfurt (Main) [8)]	12.62	2,218,743	6,926
6.	Kommunalbau Rheinland-Pfalz GmbH, Mainz [2)]	68.18	1,974	32
7.	LRI Landesbank Rheinland-Pfalz International S. A., Luxembourg [5)]	100.00	490,686	52,500
8.	LB Rheinland-Pfalz Finance B.V., Amsterdam [5)]	100.00	793	408
9.	LBS Immobilien GmbH, Mainz [2)]	100.00	435	– [3)]
10.	LGZ-Anlagen-Gesellschaft mbH, Mainz [2)]	100.00	110	– [3)]
11.	LRI Invest S. A., Munsbach [2)]	99.60	1,500	1,800
12.	LRP Capital GmbH, Mainz	100.00	14,000	– [3)]
13.	Mainzer Aufbau-Gesellschaft mbH, Mainz [5)]	23.13	9,232	- 3,164
14.	MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	21.74	3,827	117
15.	Meridian Vermögensverwaltungsgesellschaft mbH, Mainz	100.00	520	– [3)]
16.	MIG Immobiliengesellschaft mbH, Mainz [6)]	36.36	1,041	- 19,455
17.	Mogon Vermögensverwaltung GmbH, Mainz [2), 7)]	100.00		
18.	S-Innovations-Beteiligungsfinanzierungsgesellschaft Rheinland-Pfalz mbH, Budenheim	20.00	6,898	- 36
19.	Unterstützungskasse der Landesbank Rheinland-Pfalz - Girozentrale - GmbH, Mainz [2)]	100.00	30	0
20.	Wohnungsbau und Treuhand AG, Trier [4)]	30.63	18,657	- 3,833

1) Equity capital pursuant to §§ 266 and 272 HGB.

2) *Pursuant to § 296 (2) HGB this affiliated company has not been included in the consolidated financial statements.*

3) There is a profit and loss transfer agreement between the Bank and this company.

4) Pursuant to § 311 (2) HGB the equity valuation of this associated company has not been included in the consolidated financial statements.

5) Share of voting rights of more than 5 %.

6) Joint undertaking pursuant to § 310 HGB.

7) Startup, no annual financial statements have been prepared so far.

8) LRP is the general partner (§ 285 no. 11 a HGB).

The shareholdings held by LRP Capital GmbH will be registered separately at the register of companies of the Amtsgericht Mainz (HRB 0615) pursuant to § 325 HGB in conjunction with § 287 HGB.

Mandates of legal representatives and other employees of the Bank holding a seat on the supervisory board of large corporations to be established by operation of law pursuant to § 340 a (4) sentence 1 HGB

Name of corporation	Mandataries
Bankgesellschaft Berlin AG, Berlin	Dr. h. c. Adam
Bitburger Brauerei Th. Simon GmbH, Bitburg	Dr. h. c. Adam
Deka Immobilien Investment GmbH, Frankfurt (Main)	Fuchs
Deka Investment GmbH, Frankfurt (Main)	Klimm
DekaBank Deutsche Girozentrale, Berlin/Frankfurt (Main)	Dr. h. c. Adam
Deutscher Sparkassen Verlag GmbH, Stuttgart	Dr. h. c. Adam
Landesbank Berlin – Girozentrale –, Berlin	Dr. h. c. Adam
LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg	Dr. h. c. Adam, Dr. Plogmann, Fuchs, Schminke
LB Rheinland-Pfalz Finance B.V., Amsterdam	Parensen
Provinzial Rheinland-Holding AdöR, Düsseldorf	Fuchs, Schminke (as deputy)
WestInvest Gesellschaft für Immobilienfonds mbH, Düsseldorf	Albertmelcher

Mainz, 4 March 2005

LRP Landesbank Rheinland-Pfalz
The Managing Board

Dr. Plogmann Fuchs Schminke

Auditors' Report

We have audited the annual financial statements, together with the bookkeeping system, and the consolidated financial statements of Landesbank Rheinland-Pfalz - Girozentrale -, Mainz, including the combined notes and the combined statement of financial condition of Landesbank Rheinland-Pfalz and the Group for the business year from 1 January to 31 December 2004. The maintenance of the books and records and the preparation of the annual financial statements and the statement of financial condition in accordance with German Commercial Law (HGB) and supplementary provisions in the statutes are the responsibility of the Bank's Managing Board. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the consolidated financial statements as well as the combined statement of financial condition based on our audit.

We conducted our audit of the annual financial statements and the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) in Germany. Those standards require that we plan and perform the audit in such a way that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements and the consolidated financial statement in accordance with German principles of proper accounting and in the combined statements of financial conditions are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of Landesbank Rheinland-Pfalz and the Group, and evaluations of possible misstatements are taken into account in the determination of the audit procedures. The effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements, the consolidated financial statements and the combined statement of financial condition are examined primarily on a test basis within the framework of the audit. The audit of the annual financial statements includes assessing the accounting principles used, while the audit of the consolidated financial statements includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, and the accounting and consolidation principles used. Both audits include assessing significant estimates made by the Managing Board of Landesbank Rheinland-Pfalz as well as evaluating the overall presentation of the annual financial statements and the consolidated financial statements and the combined statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements and the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of Landesbank Rheinland-Pfalz and the Group in accordance with German principles of proper accounting. On the whole, the combined statement of financial condition provides a suitable understanding of the position of Landesbank Rheinland-Pfalz and the Group and suitably presents the risks of future development.

Frankfurt (Main), 4 March 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Struwe	ppa. Hauke
German Public Accountant	German Public Accountant

Bodies

Financial Statements

Guarantors' Meeting

(as of 1 January 2005)

Chairman

Heinrich Haasis
President
Savings Banks Association
of Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

Dr. Siegfried Jaschinski
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Members

Michael Horn
Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Rainer Brüderle
Member of the Lower House of Parliament
Vice Chairman
of the Liberal Party
State Minister (retired)
Berlin

Hans Jörg Duppré
District Administrator
Pirmasens

Gernot Mittler
Minister of Finance
of the State of Rheinland-Pfalz
Mainz

Hans Otto Streuber
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Supervisory Board

(as of 1 January 2005)

Chairman

Dr. Siegfried Jaschinski
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

Heinrich Haasis
President
Savings Banks Association
Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Members

Jens Beutel
Lord Mayor
Mainz

Karl-Heinz Dielmann
Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

Hans Jörg Duppré
District Administrator
Pirmasens

Dr. Winfried Hirschberger
District Administrator
Kusel

Michael Horn
Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Gernot Mittler
Minister of Finance
of the State of Rheinland-Pfalz
Mainz

Richard Patzke
General Manager
Chamber of Industry and Commerce for
Rheinhessen
Mainz

Klaus Pinkemeyer
Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

Hans Otto Streuber
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Dr. Christof Wolff
Lord Mayor
Landau

Bank employees in advisory capacity

(until 16 March 2005)

Ewald Braun
Assistant Vice President

Thorsten Gerhard
Bank Clerk

Cläre Holzkämper
Bank Clerk

Alexandra Mostert
Assistant Vice President

Irmgard Schmitz
Vice President

Bank employees in advisory capacity

(as of 17 March 2005)

Thorsten Gerhard
Bank Clerk

Markus Schmidt
Assistant Vice President

Irmgard Schmitz
Vice President

Sascha Siebenhaar
Bank Clerk

Melanie Venter
Bank Clerk

Michael Warfolomeow
Bank Clerk

Deputies

Karl Peter Bruch
Minister of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz

Prof. Dr. Ingolf Deubel
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz

Dr. Karl Heidenreich
Member of the Managing Board
Landesbank Baden-Württemberg
Mannheim

Franz Link
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern

Joachim E. Schielke
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Werner Schineller
Lord Mayor
Speyer

Dr. Eberhard Schulte-Wissermann
Lord Mayor
Koblenz

Karl-Otto Velten
District Administrator
Bad Kreuznach

Norbert Wahl
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Peter Paul Weinert
District Administrator
Montabaur

Klaus Dieter Wende
Chairman of the Managing Board
Kreissparkasse Rhein-Hunsrück
Simmern

Rudolf Zipf
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Managing Board

(as of 1 January 2005)

Dr. Friedhelm Plogmann
Chairman

Werner Fuchs

Paul K. Schminke

Division Executives

LRP

ERICH ALBERTMELCHER
Real Estate Customers National

MARGIT ALTMANN
Personnel, Administration

ALAIN BAUSTERT
Manager of Luxembourg Branch

KLAUS FUNCKE
Savings Banks, Municipal Authority Customers, Banking Services

HANS-JÜRGEN HAAS
Credit Department Corporates, Structured Finance, Administration

BENEDIKT HAU
Credit Department Financial Institutions, Sovereigns, Trade Finance

NORBERT HAVENITH
Internal Auditing

KLAUS JAEGER
Organization and Information Technology

DANIEL JUNCKER
Senior Executive Vice President
Corporates, Financial Institutions, Sovereigns, Trade Finance

GERHARD KLIMM
Senior Executive Vice President
Investment Banking

HEIKO LAIB
Senior Executive Vice President
Treasury
Manager of Luxembourg Branch

DR. JÖRG LAUER
Senior Executive Vice President
Real Estate Customers International

DR. WOLFRAM PIKA
Legal, Taxes, Participations

IRENE PITSCH
Real Estate Credits

GUNDOLF REITMAIER
Central Departments Staff

RAINER RICHARTS
State Trust Agency

HELMUT SCHMITT
Group Steering and Control

GÜNTER TAUT
Structured Finance

LRI

ALAIN BAUSTERT
Spokesman of the Management

ROBY HAAS
Member of the Management

LRP Landesbank Rheinland-Pfalz

Member of the LBBW Group

LRP Landesbank Rheinland-Pfalz
Grosse Bleiche 54-56
D-55098 Mainz
Germany
Tel (+ 49 61 31) 13-01
Fax (+ 49 61 31) 13-27 24
E-mail: LRP@LRP.de
www.lrp.de

LRP Landesbank Rheinland-Pfalz

Member of the LBBW Group